                                                        File Number 333-97805


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-6

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933     [X]


                       Pre-Effective Amendment Number 1


                       Post-Effective Amendment Number ___

                                     and/or

       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940      [X]


                               Amendment Number 2


                 NORTHSTAR LIFE VARIABLE UNIVERSAL LIFE ACCOUNT
                           (Exact Name of Registrant)

                        Northstar Life Insurance Company
                               (Name of Depositor)


                              The Trebloc Building
                             301 East State Street
                             Ithaca, New York 14850


              (Address of Depositor's Principal Executive Offices)

                                 1-800-667-4631
               (Depositor's Telephone Number, including Area Code)

                                   Donna Adams
                        Northstar Life Insurance Company


                              The Trebloc Building
                             301 East State Street
                             Ithaca, New York 14850


                     (Name and Address of Agent for Service)

                                    Copy to:
                              J. Sumner Jones, Esq.
                              Jones & Blouch L.L.P.
                         1025 Thomas Jefferson St., N.W.
                                 Suite 410 East
                             Washington, D.C. 20007

Title of Securities Being Registered: Group Variable Universal Life Contracts and Certificates.

Approximate Date of Proposed Public Offering: As soon as practicable after the Registration Statement becomes effective.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                  PART A: INFORMATION REQUIRED IN A PROSPECTUS

Item Number    Caption in Prospectus
     1.        Front and Back Cover Pages

     2.        Risk/Benefit Summary:  Benefits and Risks

     3.        Risk/Benefit Summary:  Fee Table

     4.        General Description of Northstar Life Variable Universal Life
               Account, Northstar Life Insurance Company, Advantus Series Fund,
               Inc., Fidelity Variable Insurance Products Funds, and Janus Aspen
               Series

     5.        Charges

     6.        General Description of Contracts

     7.        Premiums

     8.        Death Benefits and Contract Values

     9.        Surrenders, Partial Surrenders, and Partial Withdrawals

    10.        Loans

    11.        Lapse and Reinstatement

    12.        Taxes

    13.        Legal Proceedings

    14.        Financial Statements

                                                                      PROSPECTUS

                                                         NORTHSTAR LIFE VARIABLE
                                                          UNIVERSAL LIFE ACCOUNT

Variable Universal Life Insurance Policy


This prospectus describes Variable Universal Life Insurance Policies issued by Northstar Life Insurance Company ("Northstar Life", "we", "us" or "our").



The policies are designed for use in group-sponsored insurance programs to provide life insurance protection and the flexibility to vary premium payments. Certificates are documents setting forth or summarizing the rights of the owners and/or insureds and will be issued under the group contract. A group contract is the Northstar Life Variable Group Universal Life Insurance Policy issued to the contractholder.



The owner may allocate net premiums to one or more of the sub-accounts of a separate account of Northstar Life called the Northstar Life Variable Universal Life Account (herein "separate account"). The owner is the owner of the certificate as designated in the signed application or as subsequently changed as set forth in the certificate and this prospectus. Your investment in the separate account will vary with the investment experience of the selected sub-accounts of the separate account. There is no guaranteed minimum value associated with the separate account and its sub-accounts. Subject to the limitations in the policy and this prospectus, net premiums may also be allocated to a guaranteed account of Northstar Life.



The separate account invests its assets in shares of Advantus Series Fund, Inc. (the "Series Fund"), Fidelity's Variable Insurance Products Funds ("Fidelity VIP" or "VIP") and Janus Aspen Series (collectively the "Funds"). The Funds have 22 portfolios which are available for contracts offered under this prospectus (the "Portfolios"). They are:


- Growth Portfolio
- Bond Portfolio
- Money Market Portfolio
- Asset Allocation Portfolio
- Mortgage Securities Portfolio
- Index 500 Portfolio
- Capital Appreciation Portfolio
- International Stock Portfolio
- Small Company Growth Portfolio
- Maturing Government Bond Portfolio (target maturity of 2010)
- Value Stock Portfolio
- Small Company Value Portfolio
- Global Bond Portfolio
- Index 400 Mid-Cap Portfolio
- Macro-Cap Value Portfolio
- Micro-Cap Growth Portfolio
- Real Estate Securities Portfolio
- VIP Contrafund(R) Portfolio: Initial Class Shares
- VIP Equity-Income Portfolio: Initial Class Shares
- VIP High Income Portfolio: Initial Class Shares
- Janus Aspen Series Capital Appreciation
  Portfolio--Service Shares
- Janus Aspen Series International Growth
  Portfolio--Service Shares

This prospectus must be accompanied by the current prospectuses of the Funds. This prospectus should be read carefully and retained for future reference.

The group contract and the certificates issued thereunder have not been approved or disapproved by the Securities and Exchange Commission ("SEC"). Neither the SEC nor any state has determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is not an offering in any jurisdiction in which the offering would be unlawful. We have not authorized any dealer, salesman, or other person to give any information or make any representations in connection with this offering other than those contained in the prospectus, and, if given or made, you should not rely on them.

The date of this prospectus and the statement of additional information is
              .

Northstar Life Insurance Company


The Trebloc Building


301 East State Street


Ithaca, New York 14850

(607) 645-0540

                                                                [NORTHSTAR LOGO]

TABLE OF CONTENTS


                                                                Page
Questions and Answers about the Variable Group Universal
  Life Insurance Contract...................................      2
General Descriptions........................................      9
     Northstar Life Insurance Company.......................      9
     Northstar Life Variable Universal Life Account.........      9
     Additions, Deletions or Substitutions..................     11
          Voting Rights.....................................     12
          The Guaranteed Account............................     12
          Summary Information...............................     13
          Guaranteed Account Value..........................     13
Charges.....................................................     13
     Premium Expense Charges................................     14
          Sales Charge......................................     14
          Premium Tax Charge................................     14
          Federal Tax Charge................................     14
     Account Value Charges..................................     14
          Monthly Deduction.................................     15
          Withdrawal Charge.................................     16
          Transfer Charge...................................     16
          Additional Benefits Charges.......................     16
     Separate Account Charges...............................     16
     Fund Charges...........................................     16
     Guarantee of Certain Charges...........................     16
Information about the Certificate...........................     17
     Applications and Certificate Issue.....................     17
     Exchange Privilege.....................................     17
     Paid-Up Insurance Option...............................     17
     Dollar Cost Averaging..................................     18
     Free Look..............................................     18
     Conversion Privilege to an Individual Policy...........     18
     Continuation of Group Coverage.........................     19
     Additional Benefits....................................     20
          Accelerated Benefits Rider........................     20
          Waiver Rider......................................     20
          Accidental Death and Dismemberment Rider..........     20
          Children's Rider..................................     20
          Spouse and Child Rider............................     20
          Policyholder Contribution Rider...................     20
     General Matters Relating to the Certificate............     20
          Postponement of Payments..........................     20
          The Certificate...................................     21
          Control of Certificate............................     21
          Beneficiary.......................................     21
          Maturity..........................................     21
          Change of Beneficiary.............................     22
          Settlement Options................................     22
          Certificate Changes...............................     22
          Conformity with Statutes..........................     23
          Claims of Creditors...............................     23
          Incontestability..................................     23
          Assignment........................................     23
          Suicide...........................................     23
          Misstatement of Age...............................     23
          Experience Credits................................     23
          Reports...........................................     23


                                        I

                                                                Page
     General Provisions of the Group Contract...............     23
          Issuance..........................................     23
          Termination.......................................     24
          Right to Examine Group Contract...................     24
          Entire Group Contract.............................     24
          Ownership of Group Contract and Group Contract
          Changes...........................................     24
Certificate Premiums........................................     25
     Premium Limitations....................................     25
     Allocation of Net Premiums and Account Value...........     25
Death Benefit and Account Values............................     26
     Change in Face Amount..................................     28
          Increases.........................................     28
          Decreases.........................................     28
          Changes in Face Amount Due to a Change in Death
          Benefit Option....................................     28
     Payment of Death Benefit Proceeds......................     28
     Account Values.........................................     29
          Determination of the Guaranteed Account Value.....     29
          Determination of the Separate Account Value.......     30
          Unit Value........................................     30
          Net Investment Factor.............................     30
          Daily Values......................................     30
Surrenders, Withdrawals and Transfers.......................     31
     Transfers..............................................     32
Loans.......................................................     33
     Loan Interest..........................................     34
     Loan Repayments........................................     34
Lapse and Reinstatement.....................................     35
     Lapse..................................................     35
     Reinstatement..........................................     35
Federal Tax Status..........................................     36
     Distribution of Certificates...........................     38
Other Matters...............................................     39
     Legal Proceedings......................................     39
     Registration Statement.................................     39
     Financial Statements...................................     39
Statement of Additional Information.........................     40


                                        II

QUESTIONS AND ANSWERS ABOUT THE VARIABLE GROUP UNIVERSAL LIFE INSURANCE CONTRACT


     Below you will find important information regarding your variable group life insurance contract. For information regarding investment performance risk see the question titled "Is there an investment performance risk?" For information regarding the risk of using universal life as a short term investing vehicle see the question titled "What is a universal life insurance certificate?" For information regarding the risk of lapse see the question titled "Is there a risk that an owner's certificate will lapse?" For information on the limitations on access to cash value see the question titled "Does the owner have access to the account values?" For information on the federal income tax treatment of your certificate see the question titled "Are the benefits under a certificate subject to federal income tax?"



WHAT IS A UNIVERSAL LIFE INSURANCE CERTIFICATE?


     A universal life insurance certificate is an adjustable benefit life insurance contract issued pursuant to a group policy. Unlike term life insurance, universal life insurance coverage allows you to accumulate cash value, while the life insurance coverage remains in force, and permits flexible payment of premiums (which means premium payments may be increased or decreased as allowed for by the certificate and this prospectus).


     An adjustable benefit certificate has a stated face amount of insurance payable in the event of the death of the insured, which is supported by the deduction of specified monthly charges from the account values. The face amount is the minimum amount of death benefit proceeds paid upon the death of the insured, so long as the certificate remains in force and there are no outstanding loans. The face amount is shown on the specifications page attached to the certificate. The insured is the person whose life is covered by life insurance under a certificate. Unlike term life insurance, universal life insurance coverage may be adjusted by the owner of the certificate, without the necessity of issuing a new certificate for that owner. There are limitations to these adjustments and we may require evidence of insurability before requested increases go into effect.


     Universal life insurance coverage is provided without specifying the frequency and amount of each premium payment (as is the practice for scheduled premium life insurance certificates). The time and amount of the payment of premium may be determined by the owner. The life insurance coverage will remain in force for an insured so long as monthly charges may be deducted from the existing balance in the certificate's net cash value. The net cash value is the account value of a certificate less any outstanding certificate loans and accrued certificate loan interest charged and less any charges due. It is the amount an owner may obtain through surrender of the certificate.


     Subject to restrictions described herein, an owner may make payments in excess of that minimum amount required to keep a certificate in force, take full or partial surrenders of cash values and take out certificate loans. If cash values are insufficient for the payment of the required monthly charges, then a premium payment is required or the life insurance coverage provided to the owner will lapse.


     A universal life insurance certificate is intended for the use of persons who wish to combine both life insurance and the accumulation of cash values and are unsuitable as short-term savings vehicles. Such a certificate may also be inappropriate for individuals seeking life insurance protection which is the equivalent of term-type coverage.



WHAT MAKES THE CERTIFICATE "VARIABLE"?


     The certificate is termed "variable" because unlike a universal life certificate which provides for the accumulation of certificate values at fixed rates determined by the insurance company, variable universal life insurance certificate values may be invested in variable investment options. The variable investment options invest in a separate account. The separate account we use for our group contracts is called the Northstar Life Variable Universal Life Account. The separate account has sub-accounts which invest in corresponding Portfolios of the Funds. Thus, the owner's account value, to the extent invested in the variable investment options (sub-accounts), will vary with the positive or negative investment experience of the corresponding Portfolios of the Funds. The account value is the sum of the separate account value, guaranteed account value and loan account value. The separate account value is the sum of all sub-account values. The guaranteed account value is the sum of all net premiums and transfers allocated to the guaranteed account and interest declared thereon and experience credits, if any, minus amounts transferred to the separate account or removed in connection with a withdrawal or loan and minus charges assessed against the guaranteed account value. The loan account value is the portion of the general account attributable to loans under a certificate together with accrued interest.



IS THERE AN INVESTMENT PERFORMANCE RISK?


     Yes. The account values of the certificates, to the extent invested in sub-accounts of the separate account, have no guaranteed minimum account value. Therefore, the owner bears the risk that adverse investment performance may depreciate the owner's account value. The certificate also offers the owner the opportunity to have the account value appreciate more rapidly than it would under comparable fixed benefit certificates by virtue of favorable investment performance. In addition, under some certificates, the death benefit will also increase and decrease (but not below the guaranteed amount) with investment experience.

     Owners seeking the traditional insurance protections of a guaranteed account value may allocate net premiums to the certificate's guaranteed account option which provides for guaranteed accumulation at a fixed rate of interest. Additional information on this option may be found under the heading "The Guaranteed Account."

WHAT VARIABLE INVESTMENT OPTIONS ARE AVAILABLE?

     The separate account currently invests in 22 Portfolios of the Funds. Not all of the Portfolios of the Funds may be made available for investment by the separate account. The group sponsor may select which Portfolios will be made available to owners under its insurance program. The group sponsor is the employer, association or organization that is sponsoring a program of insurance for the group members. We reserve the right to add, combine or remove other eligible Funds or Portfolios. Owners may choose from the following Portfolios of the Funds:



  Series Fund Portfolios include:


     Growth Portfolio
     Bond Portfolio
     Money Market Portfolio
     Asset Allocation Portfolio
     Mortgage Securities Portfolio
     Index 500 Portfolio
     Capital Appreciation Portfolio
     International Stock Portfolio
     Small Company Growth Portfolio
     Maturing Government Bond Portfolio -- 2010
     Value Stock Portfolio
     Small Company Value Portfolio
     Global Bond Portfolio
     Index 400 Mid-Cap Portfolio
     Macro-Cap Value Portfolio
     Micro-Cap Growth Portfolio
     Real Estate Securities Portfolio

  Additional Fund Portfolios include:


     Fidelity VIP Contrafund Portfolio: Initial Class Shares


     Fidelity VIP Equity-Income Portfolio: Initial Class Shares


     Fidelity VIP High Income Portfolio: Initial Class Shares

     Janus Aspen Series Capital Appreciation Portfolio -- Service Shares Janus Aspen Series International Growth Portfolio -- Service Shares


     There is no assurance that any Portfolio will meet its objectives. Additional information concerning investment objectives and policies of the Portfolios (including a comprehensive discussion of the risks of each Portfolio) may be found in the current prospectuses for each Fund which accompany this prospectus. You should carefully review each Fund prospectus before purchasing the contract.

HOW CAN NET PREMIUMS BE ALLOCATED?
     In the initial signed application for life insurance, the owner may indicate the desired allocation of net premiums among the guaranteed account and the available sub-accounts of the separate account, subject to the limitations in the certificate and this prospectus. All future net premiums will be allocated in the same proportion until the owner requests a change in the allocation. Similarly, the owner may request a transfer of amounts between sub-accounts or between the sub-accounts and the guaranteed account, subject to the limitations in the certificate and this prospectus.

WHAT DEATH BENEFIT OPTIONS ARE OFFERED UNDER THE CERTIFICATE?
     We offer two death benefit options under the certificate. Under "Option A", a level death benefit, the death benefit is the face amount of the certificate.
     Under "Option B", a variable death benefit, the death benefit is the face amount of the certificate plus the net cash value. So long as a certificate remains in force and there are no certificate loans, the minimum death benefit under either option will be at least equal to the current face amount. The death benefit proceeds will be adjusted by the amount of any charges due or overpaid and any outstanding certificate loans and certificate loan interest due determined as of the date of death.
     The death benefit option for all certificates issued under a group contract will initially be the death benefit option selected by the group sponsor. For certificates under some group-sponsored insurance programs, we will allow the owner to request a change in the death benefit option once, during the lifetime of the insured. For certificates under group-sponsored insurance programs where we do not allow the owner to request a change in the death benefit option, the death benefit option will remain unchanged from the group sponsor's initial selection. The current death benefit option will be shown on the specifications page of the certificate.
     There is a minimum initial face amount for the certificate which is stated on the specifications page of the certificate. The owner may generally change the face amount, but evidence of insurability of the insured may be required for certain face amount increases.
     There is a minimum death benefit based on the account value that is required to preserve the qualification of this certificate as life insurance under Section 7702 of the Internal Revenue Code (the "Code"). This is further described under the heading "Death Benefit" of this prospectus.

TO WHOM DO WE PAY DEATH BENEFITS?
     Death benefit proceeds will be paid to the named beneficiary when the insured under a certificate dies. Benefits under the certificate may be paid in a single sum or under an elected settlement option.

ARE THE BENEFITS UNDER A CERTIFICATE SUBJECT TO FEDERAL INCOME TAX?

     We believe that the owner's certificate should qualify as a life insurance contract for federal income tax purposes. Assuming that a certificate qualifies as a life insurance contract for federal income tax purposes, the benefits under certificates described in this prospectus should receive the same tax treatment under the Code as benefits under traditional fixed benefit life insurance certificates. Therefore, death proceeds payable under variable life insurance certificates should be excludable from the beneficiary's gross income for federal income tax purposes. The owner's net cash value should grow tax-deferred until such cash value is actually distributed to the owner.


     Under recent legislation the tax treatment described above relating to distributions is available only for certificates not described as "modified endowment contracts." Certificates described as modified endowment contracts are treated as life insurance with respect to the tax treatment of death proceeds and the tax-free inside buildup of yearly account value increases. Furthermore, amounts received by the owner of a modified endowment contract, such as experience credits, loans and amounts received from a withdrawal or from a surrender of the certificate will be subject to the same tax treatment as amounts received under an annuity during the accumulation period. Annuity tax treatment includes the 10 percent additional income tax imposed on the portion of any distribution that is included in income, except where the distribution or loan:


-   is made on or after the owner attains age 59 1/2,

-   is attributable to the owner becoming disabled, or
- is part of a series of substantially equal periodic payments for the life of the owner or the joint lives of the owner and beneficiary.

     Determining whether a certificate is a modified endowment contract requires an examination of the premium paid in relation to the death benefit of the certificate. A certificate would be a modified endowment contract if the total premiums during the first seven contract years exceed the total sum of the net level premiums which would be paid under a seven-pay life certificate. A certificate which is subject to a material change will be treated as a new certificate on the date that the material change takes effect. The account value on the material change date will be taken into account in determining whether the seven-pay standard is met.


     For additional information regarding federal income taxes see the "Federal Tax Status" section of this prospectus.


IS THERE A RISK THAT AN OWNER'S CERTIFICATE WILL LAPSE?
     Yes. However, unlike traditional life insurance certificates, the failure to make a premium payment following the payment of the premium which puts the certificate into force will not itself cause a certificate to lapse. Lapse will occur only when the net cash value is insufficient to cover the monthly deduction, and the subsequent grace period expires without sufficient payment being made. For a more complete discussion of the risks associated with lapse see "Lapse and Reinstatement" in this prospectus.

DOES THE OWNER HAVE ACCESS TO THE ACCOUNT VALUES?
     Yes. The net cash value, subject to the limitations in the certificate and this prospectus, is available to the owner during the insured's lifetime. The net cash value may be used:
-   to provide retirement income,
-   as collateral for a loan,
- to continue some amount of insurance protection without payment of premiums, or
-   to obtain cash by surrendering the certificate in full or in part.

     The owner may borrow, as a certificate loan, an amount up to 90 percent of the owner's account value less any loan account value. The loan account is the portion of the general account attributable to loans under a certificate. Each alternative for accessing the owner's account value may be subject to conditions described in the certificate or under the headings "Death Benefit and Account Values", "Surrenders Withdrawals and Transfers" and "Loans" of this prospectus.


     In general, the owner may request a surrender of or a withdrawal from the certificate at any time while the insured is living. A surrender or withdrawal may have federal income tax consequences. (See "Federal Tax Status".)

     A withdrawal of the net cash value of the certificate is permitted in any amount equal to at least the minimum established for certificates under the group-sponsored insurance program. The minimum will never exceed $500. The maximum withdrawal is equal to 100% of the net cash value. We reserve the right to limit the number of withdrawals to one per certificate month, change the minimum amount for withdrawals, limit the frequency of withdrawals, or restrict or prohibit withdrawals from the guaranteed account.

WHAT CHARGES ARE ASSOCIATED WITH THE CERTIFICATE?
     We assess certain charges against each premium payment and the account values under each certificate and against the asset value of the separate account. These charges, which are largely designed to cover our expenses in providing insurance protection and in distributing and administering the certificates are fully described under the heading "Charges" of this prospectus. The specific charges are shown on the specifications page of the certificate. There are also advisory fees and expenses which are assessed against the asset value of each of the portfolios of the Funds. We also reserve the right to charge against the separate account assets, or make other provisions, for additional tax liability we incur with respect to the separate account or the certificates.

PREMIUM EXPENSE CHARGES

     Premium expense charges vary based on the group-sponsored insurance program under which the certificate is issued. We may deduct from premium paid, a percentage of premium for a SALES CHARGE, not to exceed 5 percent, and a percentage of premium for a PREMIUM TAX CHARGE, not to exceed 4 percent. We will also deduct a percentage of premium as a FEDERAL TAX CHARGE to recover a portion of our estimated cost for the federal income tax treatment of deferred acquisition costs. If a certificate is considered an individual certificate under the Omnibus Budget Reconciliation Act, as amended, ("OBRA") the charge will not exceed 1.25 percent of premium. If a certificate is considered to be a group certificate under OBRA, the charge will not exceed 0.35 percent of premium.


SURRENDER AND TRANSFER CHARGES

     For certificates under some group sponsored insurance programs, a WITHDRAWAL CHARGE will be assessed against the net cash value of a certificate to cover administrative processing costs. The charge will not exceed the lesser of $25 or 2 percent of the amount withdrawn.
     There is currently no TRANSFER CHARGE assessed on transfers of net cash value between the guaranteed account and the separate account or among the sub-accounts of the separate account. A charge, not to exceed $10 per transfer, may be imposed in the future.
     FEE TABLES The following tables describe the fees and expenses that an owner will pay when buying, owning and surrendering the certificate. The first table describes the fees and expenses that the owner will pay at the time that he or she buys the certificate, surrenders the certificate, or transfers cash value between available investment options.

                                TRANSACTION FEES


Charge                                           When Charge is Deducted       Amount Deducted
------                                           -----------------------    ----------------------
Maximum Sales Charge Imposed on Premiums.......  Each Premium Payment*      5% of Premium+
Maximum Premium Tax Charge.....................  Each Premium Payment*      4% of Premium+
Maximum Federal Tax Charge**...................  Each Premium Payment*      1.25% of Premium++
Maximum Deferred Sales Charge..................  None                       N/A
Maximum Withdrawal Fee.........................  Each Withdrawal            Lesser of $25 or 2% of
                                                                            Withdrawal Amount+
Maximum Transfer Fee...........................  None                       None+++


------------
  * The charge may be waived in some group sponsored insurance programs for premiums received in conjunction with an Internal Revenue Code Section 1035 exchange.


  ** For a discussion of the federal tax charge see the "Federal Tax Charge" section of this prospectus.


  + Actual fee varies based on the group-sponsored insurance program under which the certificate is issued.

 ++ For certificates considered to be individual under the OBRA the charge will not exceed 1.25 percent of premium. If a certificate is considered to be a group certificate under OBRA, the charge will not exceed 0.35 percent of premium.


+++ There is currently no transfer fee. A charge, not to exceed $10 per transfer, may be imposed in the future.



     The next table describes the fees and expenses that an owner will pay periodically during the time that the owner owns the certificate, not including the fees and expenses detailed in the "Fund Charges" section below.



ACCOUNT VALUE CHARGES

     Account value charges vary based on the group-sponsored insurance program under which the certificate is issued. Each month, we will deduct from a certificate's net cash value the monthly deduction, which is the sum of the following applicable items:
-   an administration charge;
-   a cost of insurance charge; and
-   the cost of any additional insurance benefits provided by rider.

     Additional information is provided under the heading "Monthly Deduction."



SEPARATE ACCOUNT CHARGES

     We reserve the right to deduct a charge against the separate account assets, or make other provisions, for any additional tax liability we may incur with respect to the separate account or the certificates, to the extent that those liabilities exceed the amounts recovered through the deduction from premiums for premium taxes and federal taxes. No such charge or provision is made at the present time.


              PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES


Charge                                 When Charge is Deducted                Amount Deducted
------                             -------------------------------    -------------------------------
COST OF INSURANCE
  MAXIMUM & MINIMUM CHARGE.....    Certificate Date and Each          Maximum: $25.26 Per Month Per
                                   Subsequent Monthly Anniversary     $1,000 of Coverage(1)
                                                                      Minimum: $0.03 Per Month Per
                                                                      $1,000 of Coverage(1)
  REPRESENTATIVE CHARGE FOR A
  45 YEAR OLD NON-SMOKING
  CERTIFICATEHOLDER............    Certificate Date and Each          $0.11 Per Month Per $1,000 of
                                   Subsequent Monthly Anniversary     Coverage(1)
ANNUAL MAINTENANCE FEE.........    None                               N/A
ADMINISTRATION CHARGE..........    Certificate Date and Each          Maximum: $4 Per Month
                                   Subsequent Monthly Anniversary
                                                                      Representative: $2 Per Month
                                                                      Minimum: $0 Per Month
ACCIDENTAL DEATH AND
DISMEMBERMENT CHARGE...........    Certificate Date and Each          Maximum: $0.10 Per Month Per
                                   Subsequent Monthly Anniversary     $1,000 of Coverage(2)
                                                                      Representative: $0.03 Per Month
                                                                      Per $1,000 of Coverage(2)
                                                                      Minimum: $0.01 Per Month Per
                                                                      $1,000 of Coverage(2)
WAIVER OF PREMIUM CHARGE.......    Certificate Date and Each          Maximum: 50% of the Cost of
                                   Subsequent Monthly Anniversary     Insurance(2)
                                                                      Representative: 10% of the Cost
                                                                      of Insurance(2)
                                                                      Minimum: 0% of the Cost of
                                                                      Insurance(2)
CHILD RIDER CHARGE.............    Certificate Date and Each          Maximum: $0.35 Per Month Per
                                   Subsequent Monthly Anniversary     $1,000 of Coverage(2)
                                                                      Representative: $0.15 Per Month
                                                                      Per $1,000 of Coverage(2)
                                                                      Minimum: $0.03 Per Month Per
                                                                      $1,000 of Coverage(2)
SPOUSE RIDER CHARGE
  MAXIMUM & MINIMUM CHARGE.....    Certificate Date and Each          Maximum: $25.26 Per Month Per
                                   Subsequent Monthly Anniversary     $1,000 of Coverage(1)(2)
                                                                      Minimum: $0.03 Per Month Per
                                                                      $1000 of Coverage(1)(2)
  REPRESENTATIVE CHARGE FOR A
  45 YEAR OLD NON-SMOKING
  CERTIFICATEHOLDER............    Certificate Date and Each          Representative: $0.11 Per Month
                                   Subsequent Monthly Anniversary     Per $1,000 of Coverage(1)(2)


------------
(1) The cost of insurance charge will vary depending upon the certificate holder's age and, depending upon the group sponsored insurance program, smoking status. The charges noted may not be representative of the charges that a particular certificate holder would pay. For information regarding the specific cost of insurance rate that will apply to you please contact Northstar Life at 1-800-667-4631, during our normal business hours of 8:00 a.m. to 4:45 p.m., Eastern Time.

(2) This certificate option is not available in all group sponsored insurance programs. The actual charge may vary depending upon the group sponsored insurance program.

  FUND CHARGES
     Shares of the Funds are purchased for the separate account at their net asset value, which reflects ADVISORY FEES (ALSO KNOWN AS MANAGEMENT FEES) AND EXPENSES which are assessed against the net asset value of each of the portfolios of the Funds.
     Advantus Capital Management, Inc. ("Advantus Capital") acts as the investment adviser to the Series Fund. Advantus Capital is a wholly-owned subsidiary of Securian Financial Group, Inc. For more information about the Series Fund, see the prospectus of Advantus Series Fund, Inc. which accompanies this prospectus.
     The Fidelity Management and Research Company ("FMR"), a subsidiary of FMR Corp., is adviser to VIP. For more information about VIP, see the prospectuses of the Variable Insurance Products Funds which accompany this prospectus.
     Janus Capital is the adviser to Janus Aspen Series. For information about Janus Aspen Series and its portfolios, see the prospectuses for Janus Aspen Series which accompany this prospectus.
     In addition to the investment advisory fees, other direct expenses are charged against the assets of the Funds.
     The advisory fees for the Series Fund are made pursuant to a contractual agreement between the Series Fund and Advantus Capital.
     The advisory fees for VIP are made pursuant to a contractual agreement between VIP and FMR.
     The advisory fees for Janus Aspen Series are made pursuant to a contractual agreement between Janus Aspen Series and Janus Capital.
     The next table describes the fees and expenses of the Series Fund, VIP and Janus Aspen Series. An owner will pay these fees periodically during the time that the owner owns the certificate. The table shows the minimum and maximum fees and expenses charged by the Series Fund, VIP and Janus Aspen Series. More detail concerning the fees and expenses of the Series Fund, VIP and Janus Aspen Series is contained in the prospectus for each Portfolio. Unless otherwise noted, expenses are shown as of December 31, 2001, and are shown as a percentage of average daily net assets for the described Portfolios.

                     ANNUAL SERIES FUND OPERATING EXPENSES*

Fee Description                                               Minimum    Maximum
---------------                                               -------    -------
Advisory Fees...............................................   0.12%      0.95%
Distribution Fees...........................................   0.25%      0.25%
Other Expenses..............................................   0.05%      1.17%
Total Annual Series Fund Operating Expenses.................   0.42%      1.59%

                  ANNUAL FIDELITY VIP FUND OPERATING EXPENSES*

Fee Description                                               Minimum    Maximum
---------------                                               -------    -------
Advisory Fees...............................................   0.48%      0.58%
Distribution Fees...........................................     N/A        N/A
Other Expenses..............................................   0.10%      0.10%
Total Annual VIP Fund Operating Expenses....................   0.58%      0.71%

               ANNUAL JANUS ASPEN SERIES FUND OPERATING EXPENSES*

Fee Description                                               Minimum    Maximum
---------------                                               -------    -------
Advisory Fees...............................................   0.65%      0.65%
Distribution Fees...........................................   0.25%      0.25%
Other Expenses..............................................   0.01%      0.06%
Total Annual Aspen Series Fund Operating Expenses...........   0.91%      0.96%

------------


* The operating expense information presented in this table does not reflect fee waivers and expense reductions of the Funds. In general, Fund advisers are free to discontinue the waivers and reductions at any time. For more detailed information about the fee and expense charges, fee waivers (if applicable) and expense reductions (if applicable) for a particular Fund Portfolio please see that Fund's prospectus.



                           FUND FEE AND EXPENSE TABLE



                                                                                           Total Annual Fund
                                                                            Distribution   Operating Expenses
                                                      Advisory    Other       (12b-1)       Without Waivers
                Fund/Portfolio Name                     Fee      Expenses       Fees         or Reductions
                -------------------                   --------   --------   ------------   ------------------
SERIES FUND
  Growth............................................   0.45%      0.05%        0.25%             0.75%
  Bond..............................................   0.30%      0.05%        0.25%             0.60%
  Money Market......................................   0.25%      0.07%        0.25%             0.57%
  Asset Allocation..................................   0.35%      0.04%        0.25%             0.64%
  Mortgage Securities...............................   0.30%      0.06%        0.25%             0.61%
  Index 500.........................................   0.12%      0.05%        0.25%             0.42%
  Capital Appreciation..............................   0.50%      0.05%        0.25%             0.80%
  International Stock...............................   0.59%      0.13%        0.25%             0.97%
  Small Company Growth..............................   0.65%      0.07%        0.25%             0.97%
  Maturing Government Bond 2010(1)..................   0.25%      1.17%            -             1.42%
  Value Stock.......................................   0.50%      0.09%        0.25%             0.84%
  Small Company Value(1)............................   0.70%      0.27%        0.25%             1.22%
  Global Bond.......................................   0.60%      0.35%        0.25%             1.20%
  Index 400 Mid-Cap.................................   0.15%      0.27%        0.25%             0.67%
  Macro-Cap Value(1)................................   0.50%      0.45%        0.25%             1.20%
  Micro-Cap Growth(1)...............................   0.95%      0.20%        0.25%             1.40%
  Real Estate Securities(1).........................   0.60%      0.74%        0.25%             1.59%
FIDELITY VIP
  Contrafund--Initial Class(2)......................   0.58%      0.10%            -             0.68%
  Equity-Income--Initial Class......................   0.48%      0.10%            -             0.58%
  High Income--Initial Class(2).....................   0.58%      0.13%            -             0.71%
JANUS ASPEN SERIES
  Capital Appreciation--
    Service Shares..................................   0.65%      0.01%        0.25%             0.91%
  International Growth--
    Service Shares..................................   0.65%      0.06%        0.25%             0.96%


------------


(1) Advantus Capital is currently voluntarily absorbing all fees and expenses that exceed .65% of average daily net assets for Maturing Government Bond Portfolio 2010, 1.10% of average daily net assets for the Small Company Value Portfolio, 1.07% of average daily net assets for the Macro-Cap Value Portfolio, 1.34% of average daily net assets for the Micro-Cap Growth Portfolio and 1.00% of average daily net assets for the Real Estate Securities Portfolio. Advantus Capital has not agreed to absorb expenses over a specific period of time and it may cease its absorption of expenses at any time. If it does so, some Portfolio expenses would increase and thereby reduce investment return.



(2) Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time.

GENERAL DESCRIPTIONS

NORTHSTAR LIFE INSURANCE COMPANY

     Northstar Life Insurance Company, The Trebloc Building, 301 East State Street, Ithaca, New York 14850, is a stock life insurance company organized in 1988 under the laws of New York. We are a wholly-owned subsidiary of Minnesota Life Insurance Company, ("Minnesota Life") incorporated in and having its principal office at 400 Robert Street North, Saint Paul, Minnesota, 55101. Minnesota Life was formerly known as The Minnesota Mutual Life Insurance Company ("Minnesota Mutual"), a mutual life insurance company organized in 1880 under the laws of Minnesota. Effective October 1, 1998, Minnesota Mutual reorganized by forming a mutual insurance holding company named "Minnesota Mutual Companies, Inc." Minnesota Mutual continued its corporate existence following conversion to a Minnesota stock life insurance company named "Minnesota Life Insurance Company." All of the shares of the voting stock of Minnesota Life are owned by a second tier intermediate stock holding company named "Securian Financial Group, Inc.", which in turn is a wholly-owned subsidiary of a first tier intermediate stock holding company named "Securian Holding Company", which in turn is a wholly-owned subsidiary of the ultimate parent, Minnesota Mutual Companies, Inc. We are licensed to conduct a life insurance business in New York.


NORTHSTAR LIFE VARIABLE UNIVERSAL LIFE ACCOUNT
     The separate account was established on May 1, 1996, by our Board of Directors in accordance with certain provisions of the New York insurance law. The separate account is registered as a "unit investment trust" with the Securities and Exchange Commission under the Investment Company Act of 1940, but such registration does not signify that the Securities and Exchange Commission supervises the management, or the investment practices or certificates, of the separate account. The separate account meets the definition of a "separate account" under the federal securities laws.
     We are the legal owner of the assets in the separate account. The obligations to certificate owners and beneficiaries arising under the group contracts and certificates are general corporate obligations of Northstar Life. Our general assets back these obligations. The New York law under which the separate account was established provides that the assets of the separate account shall not be chargeable with liabilities arising out of any other business which we may conduct, but shall be held and applied exclusively to the benefit of the holders of those variable life insurance certificates for which the separate account was established. The income gains and losses credited to or charged against the separate account reflect the account's own investment experience and are entirely independent of both the investment performance of our guaranteed account and of any other separate account which we may have established or may later establish.
     The separate account has 22 sub-accounts. Each sub-account invests in shares of a corresponding Portfolio of the Funds. Not all of the Portfolios of the Funds may be available for investment by the separate account.

     The separate account currently invests in the Series Fund, Fidelity VIP and Janus Aspen Series. The Funds prospectuses accompany this prospectus. For additional copies please call us at 1-800-667-4631.

Fund/Portfolio                         Investment Adviser
--------------                                                       Investment Sub-Adviser
                                      ---------------------  --------------------------------------
SERIES FUND:
Growth Portfolio..................    Advantus Capital
Bond Portfolio....................    Advantus Capital
Money Market Portfolio............    Advantus Capital
Asset Allocation Portfolio........    Advantus Capital
Mortgage Securities Portfolio.....    Advantus Capital
Index 500 Portfolio...............    Advantus Capital
Capital Appreciation Portfolio....    Advantus Capital       Credit Suisse Asset Management, LLC
International Stock Portfolio.....    Advantus Capital       Templeton Investment Counsel, LLC
Small Company Growth Portfolio....    Advantus Capital       Credit Suisse Asset Management, LLC
Maturing Government Bond
  Portfolio -- 2010...............    Advantus Capital
Value Stock Portfolio.............    Advantus Capital
Small Company Value Portfolio.....    Advantus Capital       State Street Research & Management
                                                             Company
Global Bond Portfolio.............    Advantus Capital       Julius Baer Investment Management Inc.
Index 400 Mid-Cap Portfolio.......    Advantus Capital
Macro-Cap Value Portfolio.........    Advantus Capital       J.P. Morgan Investment Management Inc.
Micro-Cap Growth Portfolio........    Advantus Capital       Wall Street Associates
Real Estate Securities
  Portfolio.......................    Advantus Capital
FIDELITY VIP
Contrafund Portfolio:
  Initial Class Shares............    Fidelity Management &
                                      Research Company
Equity-Income Portfolio:
  Initial Class Shares............    Fidelity Management &
                                      Research Company
High Income Portfolio:
  Initial Class Shares............    Fidelity Management &
                                      Research Company
JANUS ASPEN SERIES
Capital Appreciation Portfolio --
  Service Shares..................    Janus Capital
International Growth Portfolio --
  Service Shares..................    Janus Capital


ADDITIONS, DELETIONS OR SUBSTITUTIONS
     We reserve the right to add, combine or remove any sub-accounts of the Variable Universal Life Account when permitted by law. Each additional sub-account will purchase shares in a new portfolio or mutual fund. New sub-accounts may be established when, in our sole discretion, marketing, tax, investment or other conditions warrant such action. We will use similar considerations should there be a determination to eliminate one or more of the sub-accounts of the separate account. Any new investment option will be made available to existing owners on whatever basis we may determine.
     We retain the right, subject to any applicable law, to make substitutions with respect to the investments of the sub-accounts of the separate account. If investment in a Portfolio of the Funds should no longer be possible or if we determine it becomes inappropriate for certificates of this class, we may substitute another mutual fund or portfolio for a sub-account. Substitution may be made with respect to existing account values and future premium payments. A substitution may be made only with any necessary approval of the Securities and Exchange Commission.
     We reserve the right to transfer assets of the separate account as determined by us to be associated with the certificates to another separate account. A transfer of this kind may require the approval of state regulatory authorities and of the Securities and Exchange Commission.
     We also reserve the right, when permitted by law, to restrict or eliminate any voting right of owners or other persons who have voting rights as to the separate account, and to combine the separate account with one or more other separate accounts, and to de-register the separate account under the Investment Company Act of 1940.
     Shares of the Portfolios of the Series Fund are also sold to other of our separate accounts and to separate accounts of Minnesota Life, which are used to receive and invest premiums paid under other variable annuity contracts and variable life certificates issued by us or by Minnesota Life.
     Shares of VIP are sold to other life insurance companies' separate accounts, for the purpose of funding other variable annuity and variable life insurance contracts, including separate accounts of Minnesota Life.
     Shares of Janus Aspen Series are sold to other life insurance companies' separate accounts for the purpose of funding variable life contracts and variable annuity contracts, and are also available under certain qualified retirement plans.
     It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Funds simultaneously.


VOTING RIGHTS We will vote the shares of the Funds held in the various sub-accounts of the Variable Universal Life Account at regular and special shareholder meetings of the Funds in accordance with the owner's instructions. If, however, the Investment Company Act of 1940, as amended, or any regulation thereunder should change and we determine that it is permissible to vote the shares of the Funds in our own right, we may elect to do so. The number of votes as to which the owner has the right to instruct will be determined by dividing his or her sub-account value by the net asset value per share of the corresponding Portfolio of the Funds. The sub-account value is the number of units of a sub-account credited to a certificate multiplied by the current unit value for that sub-account. Fractional shares will be counted. The number of votes as to which the owner has the right to instruct will be determined as of the date coincident with the date established by the Funds for determining shareholders eligible to vote at the meeting of the Funds. Voting instructions will be solicited in writing prior to the meeting in accordance with procedures established by the Funds. We will vote shares of the Funds held by the separate account as to which no instructions are received in proportion to the voting instructions which are received from certificate owners with respect to all certificates participating in the separate account. Each owner having a voting interest will receive proxy material, reports and other material relating to the Funds.

     We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that shares be voted so as to cause a change in sub-classification or investment policies of the Funds or approve or disapprove an investment advisory contract of the Funds. In addition, we may disregard voting instructions in favor of changes in the investment policies or the investment adviser of one or more of the Funds if we reasonably disapprove of such changes. A change would be disapproved only if the proposed change is contrary to state law or disapproved by state regulatory authorities on a determination that the change would be detrimental to the interests of certificate owners or if we determine that the change would be inconsistent with the investment objectives of the Funds or would result in the purchase of securities for the Funds which vary from the general quality and nature of investments and investment techniques utilized by other separate accounts created by us or any of our affiliates which have similar investment objectives. In the event that we disregard voting instructions, a summary of that action and the reason for such action will be included in the owner's next semi-annual report.


THE GUARANTEED ACCOUNT The guaranteed account is assets other than the loan account that are attributable to a certificate and held in our general account. The owner may allocate net premiums and may transfer net cash values of the certificate, subject to the limitations in the certificate and this prospectus, to our guaranteed account.

     Because of exemptive and exclusionary provisions, interests in Northstar Life's guaranteed account have not been registered under the Securities Act of 1933, and the guaranteed account has not been registered as an investment company under the Investment Company Act of 1940. Therefore, neither the guaranteed account nor any interest therein is subject to the provisions of these Acts, and Northstar Life has been advised that the staff of the SEC does not review disclosures relating to it. Disclosures regarding the guaranteed account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.
     This prospectus describes a Variable Universal Life Insurance group contract and certificate and is generally intended to serve as a disclosure document only for the aspects of the group contract and certificate relating to the sub-accounts of the separate account. For more information about the guaranteed account, please see the certificate and the summary information provided immediately below.

SUMMARY INFORMATION Northstar Life's general account consists of all assets owned by Northstar Life other than those in the separate account and any other separate accounts which we may establish. The guaranteed account is that portion of the general assets of Northstar Life, exclusive of loans, which is attributable to the group contract and certificate described herein and others of their class. The description is for accounting purposes only and does not represent a division of the general account assets for the specific benefit of group contracts and certificates of this class. Allocations to the guaranteed account become part of the general assets of Northstar Life and are used to support insurance and annuity obligations and are subject to the claims of our creditors. Subject to applicable law, we have sole discretion over the investment of assets of the guaranteed account. Owners do not share in the actual investment experience of the assets in the guaranteed account.
     A portion or all the net premiums may be allocated or transferred to accumulate at a fixed rate of interest in the guaranteed account, though we reserve the right to restrict the allocation of premium into the guaranteed account. Transfers from the guaranteed account to the sub-accounts of the separate account are subject to certain limitations with respect to timing and amount. These restrictions are described under the heading "Transfers." Amounts allocated or transferred to the guaranteed account are guaranteed by us as to principal and a minimum rate of interest.

GUARANTEED ACCOUNT VALUE Northstar Life bears the full investment risk for amounts allocated to the guaranteed account and guarantees that interest credited to each owner's account value in the guaranteed account will not be less than the minimum guaranteed annual rate without regard to the actual investment experience of the guaranteed account. The minimum guaranteed annual rate is 3 percent. We may, at our sole discretion, credit a higher rate of interest ("excess interest") although we are not obligated to do so. Any interest credited on the certificate's account value in the guaranteed account in excess of the guaranteed minimum rate per year will be determined at our sole discretion. The owner assumes the risk that interest credited may not exceed the guaranteed minimum rate.
     Even if excess interest is credited to the guaranteed account value, no excess interest will be credited to the loan account value in the guaranteed account. However, the loan account value will be credited interest at a rate which is not less than 6 percent per annum.

                                                                         CHARGES


     Premium expense and account value charges will be deducted in connection with the certificates and paid to us, to compensate us for providing the insurance benefits set forth in the certificates, administering the certificates, incurring expenses in distributing the certificates and assuming certain risks in connection with the certificates. These charges will vary based on the group-sponsored insurance program under which the certificate is issued. We will determine the charges pursuant to our established actuarial procedures, and in doing so we will not discriminate unreasonably or unfairly against any person or class of persons. The charges for certificates under a group-sponsored insurance program are shown on the specifications page of the certificate.
     There are also advisory fees and expenses which are assessed against the asset value of each of the Portfolios of the Funds.

PREMIUM EXPENSE CHARGES
     The premium expense charges described below will be deducted from each premium payment we receive. The remaining amount, or net premium, will be allocated to the guaranteed account and/or sub-accounts of the separate account, as directed by the owner, and become part of the certificate's net cash value.

SALES CHARGE We may deduct a sales charge from each premium paid under the certificate. Sales charges vary based on the group-sponsored insurance program under which the certificate is issued. The charge will never exceed 5 percent of each premium paid. The sales charge will be determined based on a variety of factors, including enrollment procedures, the size and type of the group, the total amount of premium payments to be received, any prior existing relationship with the group sponsor, the level of commissions paid to agents and brokers and their affiliated broker-dealers, and other circumstances of which we are not presently aware. We may waive the sales charge for premiums received as a result of Internal Revenue Code section 1035 exchanges from another contract or certificate. In addition, we may waive the sales charge for premiums paid by designated payors under a group-sponsored insurance program (for example, insureds versus the group sponsor).
     The amount of the sales charge in any certificate year cannot be specifically related to sales expenses for that year. To the extent that sales expenses are not recovered from the sales charge, we will recover them from our other assets or surplus, which may include profits from the cost of insurance charge.


PREMIUM TAX CHARGE We will deduct a percentage of premium charge, not to exceed 4 percent of each premium received, for premium taxes. Premium tax charges vary based on the group-sponsored insurance program under which the certificate is issued. This charge is to compensate us for our payment of premium taxes that are imposed by state and local jurisdictions, and such other charges or expenses as we may incur with respect to the certificates, including guaranty fund assessments. This charge will be between 0 percent and 4 percent of each premium payment. We may waive the premium tax charge for premiums received as a result of Internal Revenue Code section 1035 exchanges from another contract or certificate.


FEDERAL TAX CHARGE Due to a 1990 federal tax law change under the Omnibus Budget Reconciliation Act of 1990 ("OBRA"), as amended, insurance companies are generally required to capitalize and amortize certain acquisition expenses rather than currently deducting such expenses. This has resulted in an additional corporate income tax liability for insurance companies. For certificates deemed to be group certificates for purposes of OBRA, we make a charge against each premium payment to compensate us for the additional corporate taxes we pay for these policies. The charge will not exceed 0.35 percent of premium. OBRA imposes a higher certificate acquisition expense to be capitalized on certificates deemed to be individual contracts under OBRA which results in significantly higher corporate income tax liability for those deemed individual contracts. Thus, under certificates deemed to be individual contracts under OBRA, we make a charge of up to 1.25 percent of each premium payment. We may waive the federal tax charge for premiums received as a result of Internal Revenue Code section 1035 exchanges from another contract or certificate.

ACCOUNT VALUE CHARGES
     The premium expense charges described above will be deducted from each premium payment we receive. The remaining amount, or net premium, will be allocated to the guaranteed account and/or sub-accounts of the separate account, as directed by the owner, and become part of the certificate's net cash value. The account value charges described below will be deducted from the net cash value. If the net cash value is insufficient to cover the account value charges, the certificate will lapse unless sufficient payment is received within the grace period.

MONTHLY DEDUCTION The charges deducted as part of the monthly deduction vary based on the group-sponsored insurance program under which the certificate is issued. As of the certificate date and each subsequent monthly anniversary, we will deduct an amount from the net cash value of the owner's certificate to cover certain charges and expenses incurred in connection with the certificate. The monthly deduction will be the sum of the following applicable items: (1) an administration charge; (2) a cost of insurance charge; and (3) the cost of any additional insurance benefits provided by rider. The monthly anniversary is the first day of each calendar month on, or following, the issue date. The monthly deduction will be deducted from the guaranteed account value and the separate account value in the same proportion that those values bear to the net cash value and, as to the separate account, from each sub-account in the proportion that the sub-account value in such sub-account bears to the separate account value of the certificate.


     We may deduct an ADMINISTRATION CHARGE from the net cash value of the certificate each month. The administration charge will never exceed $4 per month. This charge is to compensate us for expenses incurred in the administration of the certificates. These expenses include the costs of processing enrollments, determining insurability, and establishing and maintaining certificate records. Differences in the administration charge applicable to specific group-sponsored insurance programs will be determined based on expected differences in the administrative costs for the certificates or in the amount of revenues that we expect to derive from the charge. Such differences may result, for example, from the number of eligible members in the group, the type and scope of administrative support provided by the group sponsor, the expected average certificate size, and the features to be included in certificates under the group-sponsored insurance program. An eligible member is a member of the group seeking insurance who meets the requirements stated on the specifications page of the group contract. This charge is not designed to produce a profit.


     The monthly COST OF INSURANCE will be calculated by multiplying the applicable cost of insurance rate based on the insured's attained age and rate class by the net amount at risk for each certificate month. The attained age is the issue age of the insured plus the number of completed certificate years. The net amount at risk for a certificate month is the difference between the death benefit and the account value. The net amount at risk may be affected by changes in the face amount of the certificate or by changes in the account value. Account value, to the extent invested in sub-accounts of the separate account, will vary depending upon the investment performance of the sub-accounts.

     The cost of insurance rates are generally determined at the beginning of each certificate year, although changes may be made at other times if warranted due to a change in the underlying characteristics of the group, changes in benefits included in certificates under the group contract, experience of the group, changes in the expense structure, or a combination of these factors.
     Cost of insurance rates for each group-sponsored insurance program are determined based on a variety of factors related to group mortality including gender mix, average amount of insurance, age distribution, occupations, industry, geographic location, participation, level of medical underwriting required, degree of stability in the charges sought by the group sponsor, prior mortality experience of the group, number of actual or anticipated owners electing the continuation option, and other factors which may affect expected mortality experience. In addition, cost of insurance rates may be intended to cover expenses to the extent they are not covered by the other certificate charges. Changes in the current cost of insurance rates may be made based on any factor which affects the actual or expected mortality or expenses of the group.
     Any changes in the current cost of insurance rates will apply to all persons of the same attained age and rate class under the group-sponsored insurance program. We and the group sponsor will agree to the number of classes and characteristics of each rate class. The classes may vary by tobacco users and non-tobacco users, active and retired status, owners of coverage continued under the continuation provision and other owners, and/or any other nondiscriminatory classes agreed to by the group sponsor.
     The current cost of insurance rates will not be greater than the guaranteed cost of insurance rates set forth in the certificate. These guaranteed rates are based on 1980 Commissioners Standard Ordinary 75% male age at last birthday Mortality Tables.
     Some group contracts will be issued using tobacco distinct cost of insurance rates. As a result, an otherwise healthy non-smoker who is part of a uni-tobacco group, may pay higher cost of insurance rates than if he/she was part of a group contract issued on a tobacco distinct basis.

WITHDRAWAL CHARGE For certificates under some group-sponsored insurance programs, a transaction charge will be assessed against the net cash value for each withdrawal to cover the administrative costs incurred in processing the withdrawal. The charge will not exceed the lesser of $25 or 2 percent of the amount withdrawn. This charge will be assessed in the same manner as the monthly deduction.

TRANSFER CHARGE There is currently no charge assessed on transfers of net cash value between the guaranteed account and the separate account or among the sub-accounts of the separate account. A charge, not to exceed $10 per transfer, may be imposed in the future.


ADDITIONAL BENEFITS CHARGES Additional benefits may be included with the certificate by rider, subject to the limitations of the group policy and this prospectus. Some of these additional benefits will have charges associated with them. For a complete discussion of additional benefits see the "Additional benefits" section of this prospectus.


SEPARATE ACCOUNT CHARGES
     We reserve the right to deduct a charge against the separate account assets, or make other provisions for, any additional tax liability we may incur with respect to the separate account, the group contract or the certificates, to the extent that those liabilities exceed the amounts recovered through the deduction from premiums for premium taxes and federal taxes. No such charge or provision is made at the present time.

FUND CHARGES

     Shares of the Funds are purchased for the separate account at their net asset value, which reflects advisory fees and portfolio expense fees which are assessed against the net asset value of each of the Portfolios of the Funds. Advisory fees and portfolio expense fees of the Funds are described in each Fund's prospectus.

     Advantus Capital acts as the investment adviser to the Series Fund. Advantus Capital is a wholly-owned subsidiary of Minnesota Life. For more information about the Series Fund, see the prospectus of Advantus Series Fund, Inc., which accompanies this prospectus.
     FMR, a subsidiary of FMR Corp., is adviser to each of the VIP High Income Portfolio, VIP Equity-Income Portfolio and VIP II Contrafund Portfolio. For more information about the Funds, see the prospectus of the Variable Insurance Products Funds which accompany this prospectus.
     Janus Capital is the adviser to Janus Aspen Series. For information about Janus Aspen Series and its portfolios, see the prospectuses for Janus Aspen Series which accompany this prospectus.

GUARANTEE OF CERTAIN CHARGES
     We will not increase the following charges: (1) the maximum sales charge;
(2) the maximum premium tax charge; (3) the federal tax charge (unless there is a change in the law regarding the federal income tax treatment of deferred acquisition costs); (4) the maximum cost of insurance charge; (5) the maximum administration charge; (6) the maximum withdrawal transaction charge; and (7) the maximum transfer charge.

                                               INFORMATION ABOUT THE CERTIFICATE

APPLICATIONS AND CERTIFICATE ISSUE
     We will generally issue a group contract to a group, as defined and permitted by state law. For example, a group contract may be issued to an employer, whose employees and/or their spouses may become insured thereunder so long as the person is within a class of members eligible to be included in the group contract. The class(es) of members eligible to be insured under the group contract are set forth in that group contract's specifications page. The group contract will be issued upon receipt of a signed application for the group contract signed by a duly authorized officer of the group wishing to enter into a group contract and the acceptance of that signed application by a duly authorized officer of Northstar Life at its home office. Individuals wishing to purchase a certificate insuring an eligible member under a group-sponsored insurance program must complete the appropriate application for life insurance and submit it to our home office. If the application is approved, we will issue a certificate. The issue of a group contract and its associated forms is always subject to the approval of those documents for use by state insurance regulatory authorities.
     Individuals who satisfy the eligibility requirements under a particular group contract may be required to submit to an underwriting procedure which requires satisfactory responses to certain health questions in the application and to provide, in some cases, medical information. Acceptance of an application is subject to our underwriting rules, and we reserve the right to reject an application for any reason.
     A certificate will not take effect until the owner signs the appropriate application for insurance, the initial premium has been paid prior to the insured's death, the insured is eligible, and we approve the completed signed application. The date on which the last event occurs shall be the effective date of coverage ("issue date").

EXCHANGE PRIVILEGE
     Within the first 18 certificate months of coverage, an owner may transfer all sub-account values under his or her certificate to the guaranteed account, without transfer or other restrictions, provided the group contract is in force and the required premiums are fully paid.
     If there is a material change to the investment policy of the separate account, an owner may transfer all sub-account values under his or her certificate to the guaranteed account without transfer or other restrictions provided the group contract is in force and the required premiums are fully paid.

PAID-UP INSURANCE OPTION
     Once per certificate year, an owner can apply his or her cash surrender value to purchase guaranteed fixed paid-up insurance under the group contract. If the owner applies his or her cash surrender value to purchase guaranteed fixed paid-up insurance under the group contract, we will terminate the owner's insurance provided under his or her original certificate and issue a new certificate specifications page showing the guaranteed fixed paid-up insurance. Insurance on any dependents insured by rider will terminate and such insurance can be converted to a policy of individual life insurance according to the conversion provisions of the rider.
     The death benefit provided by the guaranteed fixed paid-up coverage will be determined as follows:
- We will calculate the net cash value of the certificate on the date of the change. This will be the initial cash value of the guaranteed fixed paid-up coverage.
- The amount of the paid-up death benefit will be determined by multiplying the net cash value by a paid-up insurance factor. The minimum paid-up insurance factors are shown in the group contract.

- The minimum cash value of the paid-up death benefit is determined by dividing the paid-up death benefit by the applicable paid-up insurance factor as shown in the group contract.

     The net amount at risk provided by the guaranteed fixed paid-up coverage may not exceed the net amount at risk immediately prior to the exercise of this paid-up option. We reserve the right to return any excess net cash value and/or reduce the death benefit in order to achieve this.
     Paid-up insurance terminates at age 95.
     In no event will we be liable under the original and the guaranteed fixed paid-up coverages.
     A detailed statement of the method of computation of cash surrender values and other nonforfeiture benefits is on file with the Superintendent of Insurance for the State of New York.

DOLLAR COST AVERAGING
     We currently offer a dollar cost averaging option enabling the owner to preauthorize automatic monthly or quarterly transfers from the Money Market Sub-Account to any of the other sub-accounts. There is no charge for this option. The transfers will occur on monthly anniversaries. Dollar cost averaging is a systematic method of investing in which securities are purchased at regular intervals in fixed dollar amounts so that the cost of the securities is averaged over time and possibly over various market values. Since the value of the units will vary over time, the amounts allocated to a sub-account will result in the crediting of a greater number of units when the unit value is low and a lesser number of units when the unit value is high. Dollar cost averaging does not guarantee profits, nor does it assure that a certificate will not have losses.
     To elect dollar cost averaging the owner must have at least $3,000 in the Money Market Sub-Account. The automatic transfer amount from the Money Market Sub-Account must be at least $250. The minimum amount that may be transferred to any one of the other sub-accounts is $50. We reserve the right to discontinue, modify or suspend the dollar cost averaging program at any time.
     A dollar cost averaging request form is available to the owner upon request. On the form the owner will designate the specific dollar amount to be transferred, the sub-accounts to which the transfer is to be made, the desired frequency of the transfer and the total number of transfers to be made. If at any time while the dollar cost averaging option is in effect, the amount in the Money Market Sub-Account is insufficient to cover the amount designated to be transferred the current election in effect will terminate.
     An owner may instruct us at any time to terminate the dollar cost averaging election by giving us a request in writing or through any other method made available by us under the group-sponsored insurance program. The amount from which transfers were being made will remain in the Money Market Sub-Account unless a transfer request is made.

FREE LOOK
     It is important to us that the owner is satisfied with the certificate after it is issued. If the owner is not satisfied with it, the owner may return the certificate to us within 10 days after the owner receives it. If the certificate is returned, the owner will receive within seven days of the date we receive the notice of cancellation a full refund of the premiums paid.
     A request for an increase in face amount also may be canceled. The request for cancellation must be made within the 10 days, or that period required by applicable state law, after the owner receives the new certificate specifications page for the increase.
     Upon cancellation of an increase, the owner may request that we refund the amount of the additional charges deducted in connection with the increase. This will equal the amount by which the monthly deductions since the increase went into effect exceeded the monthly deductions which would have been made without the increase. If no request is made, we will increase the certificate's account value by the amount of these additional charges. This amount will be allocated among the sub-accounts of the separate account and guaranteed account in the same manner as it was deducted.

CONVERSION PRIVILEGE TO AN INDIVIDUAL POLICY
     If the group contract is terminated or if the insured's insurance under the group contract ends due to the termination of his or her employment or membership in the class or classes eligible for coverage under the group contract or his or her insurance is reduced on or after the attainment of age sixty in any increment or series of increments totaling twenty percent or more of the amount of insurance in force under the certificate prior to the first reduction at age sixty, the insured/owner shall be entitled to convert such insurance to a policy of permanent individual life insurance within thirty one days of such termination or reduction, without providing evidence of insurability, subject to the following:
- the insured's/owner's written application to convert to an individual certificate and the first premium for the individual policy must be received in our home office within 31 days of the date the insurance terminates under the group contract; and

- the insured/owner may convert all or part of the amount of insurance under the group contract at the time of termination or, if insurance is reduced due to age, the amount of insurance equal to the amount which was reduced. The insured/owner may convert said amounts to any policy of permanent individual life insurance then customarily issued by us. The individual policy will not include any additional benefits, including, but not limited to disability benefits, accidental death or dismemberment benefits or accelerated benefits. The premium charge for this insurance will be based upon the insured's age as of his or her nearest birthday, the plan of insurance, and the class of risk to which the insured belongs on the date of conversion; and

- if the insured should die within 31 days of the date that insurance terminated under the group contract, the full amount of insurance that could have been converted under the certificate will be paid.
     If an insured has received accelerated payment of the full amount of his or her death benefit, any child dependent insured under such insured's certificate will be allowed to convert any such insurance to a policy of individual life insurance with Northstar Life.
     If an insured/owner is eligible to convert the insurance, the insured/owner may elect to continue such insurance under the group policy prior to converting to an individual policy by paying premiums directly to us. The insured/owner may continue such group life insurance for a period of up to one year at which time he or she may convert such insurance to an individual policy of permanent insurance with Northstar Life. Such conversion shall be subject to the rest of this conversion privilege section. Except for insurance that is eligible for conversion as a result of a reduction due to the age of the insured, insurance may be continued beyond one year according to the terms of the continuation of group coverage section. The cost of insurance and administration fee for this continued coverage may be higher.
     The insured/owner will be notified of his or her right to continue or convert the group life insurance provided by his or her certificate. If notification is made within 15 days before or after the event that results in termination or reduction of the group life coverage, the insured/owner will have 31 days from the date the insurance terminates to elect continuation or conversion. If the notice is given more than 15 days but less than 90 days after the event, the time allowed for the exercise of the continuation or conversion privilege shall be extended to 45 days after such notice is sent. If notice is not given within 90 days, the time allowed for the exercise of the continuation or conversion privilege expires 90 days after the terminating event. Such notice shall be mailed to the insured/owner at the insured's/owner's last known address.
     The continuation or conversion privilege is not available if the insured's/owner's coverage under this group policy terminates due to the insured's/owner's failure to make, when due, required premium contributions.

CONTINUATION OF GROUP COVERAGE
     If the insured's eligibility under the group contract ends, the current group coverage may continue unless:
-   the certificate is no longer in force; or
- the group contract has terminated, although we may allow continuation for certificates under some group-sponsored insurance programs if there is no successor plan (see below).
     If either of these limitations apply, the owner may still elect to continue the current group coverage, but only for a period not to exceed one year. At the end of this continuation period, he or she may convert such insurance to an individual certificate of permanent insurance with Northstar Life. Such conversion shall be subject to the rest of the Conversion Privilege section in the certificate and this prospectus.
     Successor plan shall mean another insurer's insurance policy(ies) with a cash accumulation feature or an annuity contract(s) that replaces the insurance provided under the group contract.
     The face amount of insurance will not change unless the owner requests a change. We reserve the right to alter all charges not to exceed the maximums. These charges may be higher than those applicable to certificates under the group contract that have not been continued under this provision.

     Termination of the group contract by the contractholder or us will not terminate the insurance then in force under the terms of the continuation provision. The group contract will be deemed to remain in force solely for the purpose of continuing such insurance, but without further obligation of the contractholder. A contractholder is an entity that is issued a group contract.


ADDITIONAL BENEFITS
     Subject to certain requirements, one or more of the following additional insurance benefits may be added to the certificate by rider. However, some group contracts may not offer each of the additional benefits described below. The descriptions below are intended to be general and the group contract, any riders, if applicable and the certificate, should be consulted. New benefit riders which are subsequently developed may also be offered under some group-sponsored insurance programs, and the terms of the riders will be identified in the certificate. The cost of any additional insurance benefits will be deducted as part of the monthly deduction.

ACCELERATED BENEFITS RIDER Provides for the accelerated payment of all or a portion of the death benefit proceeds if the insured is terminally ill, subject to the minimums and maximums specified in the rider. Eligibility requirements and conditions for payment of accelerated benefits are also described in the rider. The amount of accelerated benefit payable is calculated by multiplying the death benefit by an accelerated benefit factor defined in the rider. Accelerated benefits will be paid to the owner unless the owner validly assigns them otherwise. The receipt of benefits under the rider may have tax consequences and the owner should seek assistance from a qualified tax adviser.

WAIVER RIDER Provides for the waiver of the monthly deduction while the insured is totally disabled, subject to certain limitations described in the rider. The insured must have become disabled before the age of specified in the rider.

ACCIDENTAL DEATH AND DISMEMBERMENT RIDER Provides additional insurance if the insured dies or becomes dismembered as a result of an accidental bodily injury, as defined in the rider. Under the terms of the rider, the additional benefits provided in the certificate will be paid upon receipt of proof by us that the death or dismemberment resulted directly from accidental injury and independently of all other causes. The death or dismemberment must occur within the timeframes specified in the rider.

CHILDREN'S RIDER Provides for term insurance on the insured's children, as specified in the rider. To be eligible for the insurance, the child must be of eligible age as indicated in the rider and be dependent upon the insured for financial support. Under terms of the rider, the death benefit will be payable to the owner of the certificate to which the rider is attached.

SPOUSE AND CHILD RIDER Provides for term insurance on the insured's spouse and children, as specified in the rider. To be eligible for the insurance, spouse and children must meet the eligibility requirements indicated in the rider. Under terms of the rider, the death benefit will be payable to the owner of the certificate to which the rider is attached.

POLICYHOLDER CONTRIBUTION RIDER Allows the contractholder to pay for all or a portion of the monthly charges under the certificate without affecting the account value which may accumulate due to employee-paid net premiums. The portion of the net premium paid by the contractholder will be allocated to the guaranteed account. On the same day such premium is allocated, the charges the contractholder intends to cover will be deducted from the guaranteed account value.

GENERAL MATTERS RELATING TO THE CERTIFICATE
POSTPONEMENT OF PAYMENTS Normally, we will pay any certificate proceeds within seven days after our receipt of all the documents required for such a payment. However, we reserve the right to defer certificate payments, including loans, for up to six months from the date of the owner's request, if such payments are based upon certificate values which do not depend on the investment performance of the separate account. In that case, if we postpone a payment other than a loan payment for more than 31 days, we will pay the owner interest. The minimum guaranteed annual rate is the greater of 3 percent, or the minimum rate required by state law for the period beyond that time that payment is postponed.
     If we have not mailed or delivered the loan amount requested by the owner, up to a maximum of the loan value of his or her certificate, within 10 days of receipt of the loan request in our home office, we will pay interest on the loan amount. Interest will be at an annual rate determined by us, but never less than 3%. Interest is calculated starting on the date the loan request is received in our home office and will be due starting on the tenth day following receipt of the loan request in our home office unless the amount of interest is less than $25.00, in which case, no interest is payable. For payments based on certificate values which do depend on the investment performance of the separate account, we may defer payment only: (a) for any period during which the New York Stock Exchange is closed for trading (except for normal holiday closing); or (b) when the Securities and Exchange Commission has determined that a state of emergency exists which may make such payment impractical.


THE CERTIFICATE The certificate, the attached signed application, endorsements, any signed application for an increase in face amount and any signed application for reinstatement constitute the entire contract between the owner and us. All statements made by the owner or insured in the signed application are considered representations and not warranties. No statement made by the insured will be used to contest his or her coverage unless a copy of the signed statement is or has been furnished to the insured or to the insured's beneficiary. The beneficiary is the person(s) named in a signed application for insurance or by later designation to receive certificate proceeds in the event of the insured's death. A beneficiary may be changed as set forth in the certificate and this prospectus. Any change to the certificate must be approved in writing by the President, a Vice President, Secretary or an Assistant Secretary of Northstar Life. No agent has the authority to alter or modify any of the terms, conditions or agreements of the certificate or to waive any of its provisions.


CONTROL OF CERTIFICATE The insured will be considered the owner of the certificate unless another person is shown as the owner in the signed application. Ownership may be changed, however, by assigning the certificate as described below. The owner is entitled to all rights provided by the certificate, prior to its maturity date. After the maturity date, the owner cannot change the payee nor the mode of payment, unless otherwise provided in the certificate. Any person whose rights of ownership depend upon some future event will not possess any present rights of ownership. If there is more than one owner at a given time, all must exercise the rights of ownership. If the owner should die, and the owner is not the insured, the owner's interest will go to his or her estate unless otherwise provided.


MATURITY A certificate of insurance under the group contract matures in an amount equal to the certificate's net cash value upon the insured's 95th birthday.


BENEFICIARY The owner may name one or more beneficiaries on the signed application to receive the death benefit. The owner may choose to name a beneficiary that the owner cannot change without the beneficiary's consent. This is called an irrevocable beneficiary. If the owner has not named an irrevocable beneficiary, the owner has reserved the right to change the beneficiary by filing a subsequent written request with us. In that event, we will pay the death benefit to the beneficiary named in the most recent change of beneficiary request as provided for in the certificate.
     If a beneficiary dies before the insured, that beneficiary's interest in the certificate ends with that beneficiary's death. Only those beneficiaries who survive the insured will be eligible to share in the proceeds. If no beneficiary survives the insured we will pay the proceeds according to the following order of priority:
-   the insured's lawful spouse, if living; otherwise
- the insured's natural or legally adopted child (children) in equal shares, if living; otherwise

-   the insured's parents in equal shares, if living; otherwise
-   the personal representative of the insured's estate.

CHANGE OF BENEFICIARY If the owner has reserved the right to change the beneficiary, the owner can file a written request with us to change the beneficiary. If the owner has named an irrevocable beneficiary, the written consent of the irrevocable beneficiary will be required. The owner's written request will not be effective until it is recorded in our home office records. After it has been so recorded, it will take effect as of the date the owner signed the request.
     However, if the insured dies before the request has been so recorded, the request will not be effective as to those proceeds we have paid before the owner's request was so recorded.

SETTLEMENT OPTIONS The death benefit proceeds of a certificate will be payable if we receive due proof of the insured's death while it is in force. The proceeds will be paid in a single sum unless a settlement option has been selected.
     We will pay interest on the death benefit of single sum death proceeds from the date of the insured's death until the date of payment. The minimum guaranteed annual rate is 3 percent, or the minimum rate required by state law for the period beyond that time that payment is postponed.
     The proceeds of a certificate may be paid in other than a single sum and the owner may, during the lifetime of the insured, request that we pay the proceeds under one of the certificate's settlement options. We may also use any other method of payment acceptable to both the owner and us. Unless the owner elects otherwise, a beneficiary may select a settlement option after the insured's death. A settlement option may be selected only if the payments are to be made to a natural person in that person's own right.
     Each settlement option is payable in fixed amounts as described below. A person electing a settlement option will be asked to sign an agreement covering the election which will state the terms and conditions of the payments. The payments do not vary with the investment performance of the separate account.
- INTEREST PAYMENTS This option will provide payment of interest on the proceeds at such times and for a period that is agreeable to the person electing the settlement option and us. Withdrawal of proceeds may be made in amounts of at least $500. At the end of the period, any remaining proceeds will be paid in either a single sum or under any other method we approve.
- FIXED PERIOD ANNUITY This is an annuity payable in monthly installments for a specified number of years, from one to twenty years. The amount of guaranteed payments for each $1,000 of proceeds applied would be shown on the settlement option agreement.
- LIFE ANNUITY This is an annuity payable monthly during the lifetime of the person who is to receive the income and terminating with the last monthly payment immediately preceding that person's death. We may require proof of the age of the annuitant. The amount of guaranteed payments for each $1,000 of proceeds applied would be shown in the settlement option agreement. It would be possible under this option for the annuitant to receive only one annuity payment if he or she died prior to the due date of the second annuity payment, two if he or she died before the due date of the third annuity payment, etc.
- PAYMENTS OF A SPECIFIED AMOUNT This is an annuity payable in a specified amount until the proceeds and interest are fully paid.
     The minimum amount of interest we will pay under any settlement option will never be less than the minimum guaranteed annual rate, compounded annually, or the minimum rate required by state law, whichever is greater. The minimum guaranteed annual rate is 3 percent.

CERTIFICATE CHANGES We reserve the right to limit the number of certificate changes to one per certificate year and to restrict such changes in the first certificate year. For this purpose, changes include increases or decreases in face amount. No change will be permitted that would result in the death benefit under a certificate being included in gross income due to not satisfying the requirements of Section 7702 of the Internal Revenue Code or any applicable successor provision.

CONFORMITY WITH STATUTES If any provision in a certificate is in conflict with the laws of the state governing the certificate, the provision will be deemed to be amended to conform to such laws.

CLAIMS OF CREDITORS Except as provided by law, neither the certificate nor any payment thereunder will be subject to the claims of creditors or to any legal process.

INCONTESTABILITY After a certificate has been in force during the insured's lifetime for two years from the certificate date, we cannot contest the insurance for any loss that is incurred more than two years after the certificate date, unless the net cash value has dropped below the amount necessary to pay the insured's cost of insurance on the insured's life. However, if there has been an increase in the amount of insurance for which we required evidence of insurability, then, to the extent of the increase, any loss which occurs within two years of the effective date of the increase will be contestable. We may elect to waive our right to contest the insurance for any loss that is incurred within two years after the certificate issue date where the certificate replaces existing coverage.


ASSIGNMENT The certificate may be assigned. However, we will not be bound by any assignment unless it is in writing and filed at our home office in Ithaca, New York. We assume no responsibility for the validity or effect of any assignment of the certificate or of any interest in it. Any claim made by an assignee will be subject to proof of the assignee's interest and the extent of the assignment. A valid assignment will take precedence over any claim of a beneficiary.


SUICIDE If the insured dies by suicide within two years of the original certificate date, our liability will be limited to an amount equal to the premiums paid for the certificate. If there has been a face amount increase for which we required evidence of insurability, and if the insured dies by suicide within two years from the effective date of the increase, our liability with respect to the increase will be limited to an amount equal to the cost of insurance charge attributable to that increase.

MISSTATEMENT OF AGE If the age of the insured has been misstated, the death benefit and account value will be adjusted. The adjustment will be the difference between two amounts accumulated with interest. These two amounts are:
-   the monthly cost of insurance charges that were paid; and
- the monthly cost of insurance charges that should have been paid based on the insured's correct age.
     The interest rates used are the rates that were used in accumulating guaranteed account values for that time period.

EXPERIENCE CREDITS Each year we will determine if this class of certificates and this certificate will receive an experience credit. Experience credits, if received, may be added to the owner's account value or, if the owner elects, they may be paid in cash. Experience credits will vary based on the terms, claims experience and cost of insurance for the group-sponsored insurance program under which the group contract is issued. We will determine experience credits pursuant to our established actuarial procedures. We do not expect any experience credits will be declared.

     An experience credit applied to the account value will be allocated to the guaranteed account or to the sub-accounts of the separate account in accordance with the owner's current instructions for the allocation of net premiums. In the absence of such instructions, experience credits will be allocated to the guaranteed account value and separate account value in the same proportion that those account values bear to the net cash value and, as to the account value in the separate account, to each sub-account in the proportion that the sub-account value bears to the separate account value.



REPORTS Each year we will send the owner a report. At a minimum, the report will include the account value, the face amount, the death benefit as of the date of the report, the premiums paid during the year, loan activity and the certificate value. The report will be sent to the owner without cost. The report will be as of a date within two months of its mailing.


GENERAL PROVISIONS OF THE GROUP CONTRACT
ISSUANCE The group contract will be issued upon receipt of an application for group insurance signed by a duly authorized officer of the group sponsor and acceptance by a duly authorized officer of Northstar Life at our home office.

TERMINATION The contractholder may terminate a group contract by giving us 31 days prior written notice of the intent to terminate. In addition, we may terminate a group contract or any of its provisions on 61 days' notice. We may elect to limit the situations in which we may exercise our right to terminate the group contract to situations such as the non-payment of premiums or where, during any twelve month period, the aggregate specified face amount for all certificates under the group contract or the number of certificates under a group contract decreases by certain amounts or below the minimum permissible levels we establish for the group contract. No individual may become insured under the group contract after the effective date of a notice of termination. However, if the group contract terminates, certificates may be converted to individual coverage as described under the heading "Conversion Privilege to an Individual Certificate."
     Upon termination of a group contract, we reserve the right to complete the distribution of account values attributable to the guaranteed account over a period of time determined by us, but not more than six months. This delayed distribution does not in any way continue or extend any insurance that has otherwise terminated due to termination of a group contract.
     Termination of the group contract by the contractholder or us will not terminate the insurance then in force under the terms of the continuation provision. The group contract will be deemed to remain in force solely for the purpose of continuing such insurance, but without further obligation of the contractholder.

RIGHT TO EXAMINE GROUP CONTRACT The contractholder may terminate the group contract within 10 days, or that period required by law, after receiving it. To cancel the group contract, the contractholder should mail or deliver the group contract to us.

ENTIRE GROUP CONTRACT The group contract, the attached copy of the contractholder's signed application and any additional agreements constitute the entire contract between the contractholder and us. All statements made by the contractholder, any owner or any insured will be deemed representations and not warranties. A misstatement will not be used in any contest or to reduce claim under the group contract, unless it is in writing. A copy of the signed application containing such misstatement must have been given to the contractholder or to the insured or to his or her beneficiary, if any.

OWNERSHIP OF GROUP CONTRACT AND GROUP CONTRACT CHANGES The contractholder owns the group contract. The group contract may be changed or amended by agreement between us and the contractholder without the consent of, or notice to, any person claiming rights or benefits under the group contract. However, signed acceptance by owners or insureds is required for any amendment made after the effective date of this group contract which reduces or eliminates coverages for such owners or insureds and for which the owner or insured is making all required premium contributions. Unless the contractholder owns all of the certificates issued under the group contract, the contractholder does not have any ownership interest in the certificates issued under the group contract. The rights and benefits under the certificates of the owners, insureds and beneficiaries are as set forth in this prospectus and in the certificates.

                                                            CERTIFICATE PREMIUMS

     A premium must be paid to put a certificate in force, and may be remitted to us by the group contractholder on behalf of the owner. The initial premium for a certificate must cover the premium expense charges and the first month's deductions. Premiums paid after the initial premium may be in any amount. A premium must be paid when there is insufficient net cash value to pay the monthly deduction necessary to keep the certificate in force.
     When the certificate is established, the certificate's specifications page may show premium payments scheduled and the amounts of those payments. However, under the certificate, the owner may elect to omit making those premium payments. Failure to pay one or more premium payments will not cause the certificate to lapse until such time as the net cash value is insufficient to cover the next monthly deduction. Therefore, unlike traditional insurance certificates, a certificate does not obligate the owner to pay premiums in accordance with a rigid and inflexible premium schedule.
     Failure of a group contractholder to remit the authorized premium payments may cause the group contract to terminate. Nonetheless, provided that there is sufficient net cash value to prevent the certificate from lapsing, the owner's insurance can be converted to an individual policy of life insurance in the event of such termination. (See "Conversion Privilege to an Individual Policy".) The owner's insurance can continue if the insured's eligibility under the group-sponsored insurance program terminates because the insured is no longer a part of the group or otherwise fails to satisfy the eligibility requirements set forth in the specifications page to the group contract or certificate. (See "Continuation of Group Coverage".)

PREMIUM LIMITATIONS
     After the payment of the initial premium, and subject to the limitations described in this prospectus, premiums may be paid at any time in any amount while the insurance is in force under the certificate. Since the certificate permits flexible premium payments, it may become a modified endowment contract. (See "Federal Tax Status".) When we receive the signed application, our systems will test the owner's elected premium schedule to determine, if it is paid as scheduled and if there is no change made to the certificate, whether it will result in the certificate being classified as a modified endowment contract for federal income tax purposes. Our systems will continue to test the certificate with each premium payment to determine whether the certificate has attained this tax status. If we determine that the certificate has attained the status of a modified endowment contract, we will mail the owner a notice. The owner will be given a limited amount of time, subject to the restrictions under the Code, to request that the certificate maintain the modified endowment contract status. If the owner does not request to have this tax status maintained, the excess premium amounts paid that caused this tax status will be returned with interest at the end of the certificate year to avoid the certificate being classified as a modified endowment contract. The owner may request an immediate refund if it is desired earlier.

ALLOCATION OF NET PREMIUMS AND ACCOUNT VALUE

     Net premiums, which are premiums after the deduction of the charges assessed against premiums, are allocated to the guaranteed account and/or sub-accounts of the separate account which, in turn, invest in shares of the Funds. Net premiums are valued as of the end of the valuation period in which they are received.

     The owner makes the selection of the sub-accounts and/or the guaranteed account on the signed application for the certificate. The owner may change the allocation instructions for future premiums by giving us a request in writing or through any other method made available by us under the group-sponsored insurance program. The allocation to the guaranteed account or to any sub-account of the separate account must be at least 10 percent of the net premium.

     Where the contractholder owns all the certificates and in certain other circumstances (for example, for split-dollar insurance programs), we will delay the allocation of net premiums to sub-accounts or the guaranteed account for a period of 10 days after certificate issue or certificate change to reduce market risk during this "free look" period. Net premiums will be allocated to the Money Market Sub-Account until the end of the period. We reserve the right to similarly delay the allocation of net premiums to sub-accounts for other group-sponsored insurance programs for a period of 10 days after certificate issue or certificate change. This right will be exercised by us only when we believe economic conditions make it necessary to reduce market risk during the "free look" period. If we exercise this right, net premiums will be allocated to the Money Market Sub-Account until the end of the period.
     We reserve the right to restrict the allocation of net premiums to the guaranteed account for certificates under some group-sponsored insurance programs. For these certificates, the maximum allocation of net premiums to the guaranteed account will range from 10 percent to 50 percent.

DEATH BENEFIT AND ACCOUNT VALUES

     If the certificate is in force at the time of the insured's death, upon receipt of due proof of death, we will pay the death benefit proceeds of the certificate based on the death benefit option elected for the certificate.
     There is a level death benefit ("Option A") and a variable death benefit ("Option B"). The death benefit under either option will never be less than the current face amount of the certificate as long as the certificate remains in force and there are no loans. The face amount elected must be at least the minimum stated on the specifications page of the certificate.

OPTION A -- LEVEL DEATH BENEFIT
     The amount of the death benefit for Option A is:
- the greater of the face amount of insurance on the date of death or the minimum death benefit on the date of death; plus
-   any premium received after the date of death; minus
- any unpaid monthly deductions due through the month in which death occurs, and any loan principal and accrued loan interest charges.

OPTION B -- INCREASING DEATH BENEFIT
     The amount of the death benefit for Option B is:
- the greater of the face amount of insurance on the date of death plus the account value as of the date of death, or the minimum death benefit on the date of death; plus
-   any premium received after the date of death; plus
-   any accrued loan interest credits; minus
- any unpaid monthly deductions due through the month in which death occurs, and any loan principal and accrued loan interest charges.
     The death benefit option for all certificates will initially be the death benefit option selected by the group sponsor. For certificates under some group-sponsored insurance programs, we will allow the owner to request a change in the death benefit option once, during the lifetime of the insured. For certificates where we do not allow the owner to request a change in the death benefit option, the death benefit option will remain unchanged from the group sponsor's initial selection. The current death benefit option will be shown on the specifications page of the certificate.
     If an owner elects to change the death benefit option from Option A to Option B, the face amount under Option B will be equal to the face amount under Option A less the certificate account value on the effective date of the change.
     If an owner elects to change the death benefit option from Option B to Option A, the face amount under Option A will be equal to the face amount under Option B plus the certificate account value on the effective date of the change.
     The minimum death benefit is an amount determined by us that is required to preserve the qualification of the certificate as a life insurance policy as defined by Section 7702 of the Internal Revenue Code. The minimum death benefit is a percentage of the account value. The percentage depends on the test used in determining the qualification of life insurance.
     At issue, the group sponsor may choose between two tests that may be used to determine if a certificate qualifies as life insurance as defined by Section 7702 of the Code. Once a test is selected for a certificate, it shall remain unchanged for that certificate. The two tests are the Guideline Premium Test and the Cash Value Accumulation Test. The test selected will determine how the death benefit is calculated in the event the account value or the premiums paid exceed certain limits established under Section 7702.
     The Cash Value Accumulation Test requires that the death benefit must be greater than the account value times a specified percentage. The Guideline Premium/Cash Value Corridor Test limits the amount of premiums which may be paid in addition to requiring that the death benefit must be greater than the account value times a specified percentage. Each certificate will be tested when premiums are paid, at the end of each month and at death for compliance to the test chosen for that certificate. Under either test, if the death benefit is not greater than the applicable percentage of the account value, or for the Guideline Premium/Cash Value Corridor Test, the premiums paid exceed the limit for the current death benefit, we will increase the face amount or return premium with interest to maintain compliance with IRC Section 7702.
     For the Cash Value Accumulation Test, the applicable percentage by which to multiply the account value to determine the minimum death benefit requirement varies by the age and underwriting class of the insured. The following table contains illustrative applicable percentages for this test for the non-tobacco underwriting class:

                             Applicable
Attained Age                 Percentage
------------                 ----------
35.........................     433%
45.........................     311
55.........................     227
65.........................     172
75.........................     138

     For the Guideline Premium/Cash Value Corridor Test, the applicable percentage by which to multiply the account value to determine the minimum death benefit requirement varies only by the age of the insured. The following table contains the applicable percentages for the account value portion of this test:

                             Applicable
Attained Age                 Percentage
------------                 ----------
40 & below.................     250%
41.........................     243
42.........................     236
43.........................     229
44.........................     222
45.........................     215
46.........................     209
47.........................     203
48.........................     197
49.........................     191
50.........................     185
51.........................     178
52.........................     171
53.........................     164
54.........................     157
55.........................     150
56.........................     146
57.........................     142
58.........................     138
59.........................     134
60.........................     130
61.........................     128
62.........................     126
63.........................     124
64.........................     122
65.........................     120
66.........................     119
67.........................     118
68.........................     117
69.........................     116
70.........................     115
71.........................     113
72.........................     111
73.........................     109

                             Applicable
Attained Age                 Percentage
------------                 ----------
74.........................     107
75-90......................     105
91.........................     104
92.........................     103
93.........................     102
94.........................     101
95.........................       0

     The premium limit under the Guideline Premium/Cash Value Corridor Test varies by the amount of the death benefit, the certificate year, age and underwriting class of the insured as well as the charges under certificate. You may call us at 1-800-667-4631, during our normal business hours of 8:00 a.m. to 4:45 p.m., Eastern Time, if you would like us to calculate the maximum premium you may pay under your certificate for this test. If you pay up to the maximum premium amount your certificate may be qualified as a modified endowment contract. (See "Federal Tax Status".)

CHANGE IN FACE AMOUNT
     Subject to certain limitations set forth below, an owner may increase or decrease the face amount of a certificate. A written request must be sent directly to us for a change in the face amount. The face amount may also change due to a change in death benefit option. (See "Death Benefit and Account Values".) A change in the face amount will affect the net amount at risk which affects the cost of insurance charge. (See "Charges".) In addition, a change in the face amount of a certificate may result in a material change in the certificate that may cause it to become a modified endowment contract. More information on this subject and possible federal income tax consequences of this result is provided under the heading "Federal Tax Status."

INCREASES If an increase in the current face amount is applied for, we reserve the right to require evidence of insurability from the insured. The increase will become effective on the monthly anniversary on or following approval of the change or on any other date mutually agreed upon between the owner and us. Although an increase need not necessarily be accompanied by an additional premium (unless it is required to meet the next monthly deduction), the net cash value in effect immediately after the increase must be sufficient to cover the next monthly deduction.
     With respect to premiums allocated to an increase, the owner will have the same "free look," conversion, and refund rights with respect to an increase as with the initial purchase of the owner's certificate. (See "Free Look".)


DECREASES Any decrease in the face amount will become effective on the monthly anniversary on or following our receipt of the written request. However, the amount of insurance on any insured may not be reduced to less than the minimum face amount indicated on the specifications page which is attached to the owner's certificate. Generally, this amount will be at least $10,000. If, following a decrease in face amount, the certificate would not comply with the maximum premium limitations required by federal tax law (see "Federal Tax Status"), the decrease may be limited or the account value may be returned to the owner (at the owner's election), to the extent necessary to meet these requirements.


CHANGES IN FACE AMOUNT DUE TO A CHANGE IN DEATH BENEFIT OPTION Changes in the face amount of insurance due to a change in death benefit option are effective on the monthly certificate anniversary on or following our receipt of the written request or on any other date mutually agreed upon between the owner and us.

PAYMENT OF DEATH BENEFIT PROCEEDS
     The amount payable as death proceeds upon the insured's death will be the death benefit under the option elected for the certificate. The death benefit proceeds will also include any amounts payable under any riders.
     If a rider permitting the accelerated payment of death benefit proceeds has been added to the certificate, the death benefit may be paid in a single lump sum prior to the death of the insured and may be less than otherwise would be paid upon the death of the insured. (See "Additional Benefits".)
     Death benefit proceeds will ordinarily be paid within seven days after we receive all information required for such payment, including due proof of the insured's death. Payment may, however, be postponed in certain circumstances. (See "Postponement of Payments".) Interest will be paid on the face amount from the date of the insured's death until the date of payment. Interest will also be paid on any charges taken under the certificate since the date of death, from the date the charge was taken until the date of payment. Interest will be at an annual rate determined by us, but never less than the minimum guaranteed rate, compounded annually, or the minimum rate required by state law, whichever is greater. The minimum guaranteed annual rate is 3 percent.
     Death benefit proceeds will be paid to the surviving beneficiary specified on the signed application or as subsequently changed. The owner may arrange for death benefit proceeds to be paid in a single lump sum or under one of the optional methods of settlement described below.
     When no election for an optional method of settlement is in force at the death of the insured, the beneficiary may select one or more of the optional methods of settlement at any time before death benefit proceeds are paid. (See "Settlement Options".)
     An election or change of method of settlement must be in writing. A change in beneficiary revokes any previous settlement election.

ACCOUNT VALUES
     The certificate provides the owner certain account value benefits. Subject to certain limitations, the owner may obtain access to the net cash value portion of the account value of the certificate. The owner may borrow against the certificate's loan value and may surrender the certificate in whole or in part. The owner may also transfer the net cash value between the guaranteed account and the sub-accounts of the separate account or among the sub-accounts of the separate account.
     We will send the owner a report each year advising the owner of the certificate's account value, the face amount and the death benefit as of the date of the report. It will also summarize certificate transactions during the year, including premiums paid and their allocation, certificate charges, loan activity and the net cash value. It will be as of a date within two months of its mailing. We will also, upon the owner's request, send the owner an additional statement of past transactions at any time for a $15 fee, which will be deducted from the portion of account value that the owner specifies.
     Also, upon request made to us at our home office, we will provide information on the account value of a certificate to the owner. Such requests may be in writing, by telephone, by facsimile transmission or any other method made available by us under the group-sponsored insurance program. More information on the procedures to make requests by telephone call or other electronic means is provided under the heading "Transfers."

DETERMINATION OF THE GUARANTEED ACCOUNT VALUE The guaranteed account value is the sum of all net premium payments allocated to the guaranteed account. This amount will be increased by any interest, experience credits (see "General Matters Relating to the Certificate" for a detailed discussion), loan repayments, loan interest credits and transfers into the guaranteed account. This amount will be reduced by any certificate loans, loan interest charged, partial surrenders, transfers into the sub-accounts of the separate account and charges assessed against the owner's guaranteed account value. Interest is credited on the guaranteed account value of the certificate at a rate of not less than the minimum guaranteed annual rate, compounded annually. The minimum guaranteed annual rate is 3 percent. We guarantee the minimum rate for the life of the certificate without regard to the actual experience of the guaranteed account. As conditions permit, we may credit additional amounts of interest to the guaranteed account value. The owner's guaranteed account value is guaranteed by us. It cannot be reduced by any investment experience of the separate account.

     Upon termination of a group contract, we reserve the right to complete the distribution of account values attributable to the guaranteed account over a period of time determined by us, but not more than six months. This delayed distribution does not in any way continue or extend any insurance that has otherwise terminated due to termination of a group contract.

DETERMINATION OF THE SEPARATE ACCOUNT VALUE The certificate's separate account value is determined separately. The separate account value is not guaranteed. The determination of the separate account value is made by multiplying the current number of sub-account units credited to a certificate by the current sub-account unit value. A unit is an accounting device used to measure a certificate's interest in a sub-account. The number of units credited with respect to each net premium payment is determined by dividing the portion of the net premium payment allocated to each sub-account by the then current unit value for that sub-account. The number of units so credited is determined as of the end of the valuation period during which we receive the owner's premium at our home office.

     Once determined, the number of units credited to the owner's certificate will not be affected by changes in the unit value. However, the number of units will be increased by the allocation of subsequent periodic or lump sum net premiums, experience credits and transfers to that sub-account. The number of additional units credited is determined by dividing the net premiums, experience credits and transfers to that sub-account by the then current unit value for that sub-account. The number of units of each sub-account credited to the owner's certificate will be decreased by certificate charges to the sub-account, loans and loan interest charges, transfers from that sub-account and withdrawals from that sub-account. The reduction in the number of units credited is determined by dividing the deductions to that sub-account, loans and loan interest charges, transfers from that sub-account and withdrawals from that sub-account by the then current unit value for that sub-account. The number of sub-account units will decrease to zero on a certificate surrender.


UNIT VALUE The unit value of a sub-account will be determined on each valuation date. A valuation date is each date on which a Fund Portfolio is valued. A valuation period is the period between successive valuation dates measured from the time of one determination to the next. The amount of any increase or decrease will depend on the net investment experience of that sub-account. The value of a unit for each sub-account was originally set at $1.00 on the first valuation date. For any subsequent valuation date, its value is equal to its value on the preceding valuation date multiplied by the net investment factor for that sub-account for the valuation period ending on the subsequent valuation date.


NET INVESTMENT FACTOR The net investment factor for a valuation period is the gross investment rate for such valuation period. The gross investment rate is equal to:
- the net asset value per share of a Fund share held in the sub-account of the separate account determined at the end of the current valuation period; plus
- the per share amount of any dividend or capital gains distribution by that Fund if the "ex-dividend" date occurs during the current valuation period; with the sum divided by
- the net asset value per share of that Fund held in the sub-account determined at the end of the preceding valuation period.
     We reserve the right to deduct a charge against the separate account assets, or make other provisions for, any additional tax liability we may incur with respect to the separate account or the certificates, to the extent that those liabilities exceed the amounts recovered through the deduction from premiums for premium taxes and federal taxes.

DAILY VALUES We determine the value of the units in each sub-account on each day on which the Portfolios of the Funds are valued. The net asset value of the Funds' shares is computed once daily, and, in the case of the Money Market Portfolio, after the declaration of the daily dividend, as of the primary closing time for business on the New York Stock Exchange (as of the date hereof the primary close of trading is 4:00 p.m. Eastern Time, but this time may be changed) on each day, Monday through Friday, except (i) days on which changes in the value of a Funds' portfolio securities will not materially affect the current net asset value of such Funds' shares, (ii) days during which no shares of a Fund are tendered for redemption and no order to purchase or sell such Funds' shares is received by such Fund and (iii) customary national business holidays on which the New York Stock Exchange is closed for trading.
     Although the account value for each certificate is determinable on a daily basis, we update our records to reflect that value on each monthly anniversary. We also make certificate value determinations as of the date of the insured's death and on a certificate adjustment, surrender, or lapse. When the certificate value is determined, we will assess and update to the date of the transaction those charges made against the owner's account value, namely the administration charge and the cost of insurance charge. Increases or decreases in certificate values will not be uniform for all certificates but will be affected by certificate transaction activity, cost of insurance charges and the existence of certificate loans.

                                           SURRENDERS, WITHDRAWALS AND TRANSFERS

     The owner may request a surrender of or a withdrawal from the certificate at any time while the insured is living. To make a surrender, the owner sends us a written request for its surrender. The owner is then paid the net cash value of the certificate, computed as of the end of the valuation period during which we receive the surrender request at our home office. That payment can be in cash or, at the option of the owner, can be applied on a settlement option. A surrender or withdrawal may have federal income tax consequences. (See "Federal Tax Status".)
     A withdrawal of the net cash value of the certificate is permitted in any amount equal to at least the minimum established for certificates under the group contract. The minimum will never exceed $500. The maximum withdrawal is equal to 100% of the net cash value. We reserve the right to limit the number of withdrawals to one per certificate month, change the minimum amount for withdrawals, limit the frequency of withdrawals, or restrict or prohibit withdrawals from the guaranteed account. A withdrawal will cause a decrease in the face amount equal to the amount surrendered if the current death benefit option for the certificate is Option A (level death benefit). A withdrawal has no effect on the face amount if the current death benefit option for a the certificate is Option B (variable death benefit). However, since the account value is reduced by the amount of the withdrawal, the death benefit is reduced by the same amount, as the account value represents a portion of the death benefit proceeds.

     On a withdrawal, the owner may designate the sub-accounts of the separate account from which a withdrawal is to be taken or whether it is to be taken in whole or in part from the guaranteed account. Otherwise, withdrawals will be deducted from the guaranteed account value and separate account value in the same proportion that those values bear to the net cash value and, as to the separate account value, from each sub-account in the proportion that the sub-account value of each such sub-account bears to the separate account value. We reserve the right to restrict or prohibit withdrawals from the guaranteed account. We will tell the owner, on request, what amounts are available for a withdrawal under the certificate.


     A transaction charge will be deducted from the net cash value in connection with a withdrawal for certificates under some group contracts. The amount of the charge will never exceed the lesser of $25 or 2 percent of the amount withdrawn. The charge will be allocated to the guaranteed account value and the separate account value in the same proportion as those values bear to the net cash value and, as to the separate account value, from each sub-account in the same proportion that the sub-account value of each such sub-account bears to the separate account value.

     Payment of a surrender or withdrawal will be made as soon as possible, but not later than seven days after our receipt of the owner's written request for surrender or withdrawal. However, if any portion of the net cash value to be surrendered is attributable to a premium payment made by non-guaranteed funds such as a personal check, we will delay mailing that portion of the surrender proceeds until we have reasonable assurance that the payment has cleared and that good payment has been collected. The amount the owner receives on surrender may be more or less than the total premiums paid under the certificate.

TRANSFERS
     The certificate allows for transfers of the net cash value among the available sub-accounts of the separate account, and to or from the guaranteed account. Transfers may be made in writing, by telephone or through any other method made available by us under the group-sponsored insurance program.
     There are restrictions to such transfers. The amount to be transferred to or from a sub-account of the separate account or the guaranteed account must be at least $250. If the balance in the guaranteed account or in the sub-account from which the transfer is to be made is less than $250, the entire account value attributable to that sub-account or the guaranteed account must be transferred. If a transfer would reduce the account value in the sub-account from which the transfer is to be made to less than $250, we reserve the right to include that remaining amount in the sub-account with the amount transferred. We also reserve the right to limit the number of transfers to one per policy month.

     There are additional restrictions to transfers involving the guaranteed account. The maximum amount of net cash value to be transferred out of the guaranteed account to the sub-accounts of the separate account is limited to twenty percent (or $250 if greater) of the guaranteed account value. Transfers to or from the guaranteed account are limited to one such transfer per certificate year. We may further restrict transfers from the guaranteed account by requiring that the request is received by us or postmarked in the 30-day period before or after the last day of the certificate anniversary. The certificate anniversary is the same day and month in each succeeding year as the certificate date, or the same day and month in each succeeding year as the date agreed to between the contractholder and us. The certificate anniversary is shown on the specifications page attached to the certificate. The certificate date is the first day of the calendar month on, or following, the issue date. This is the date from which certificate years and certificate months are measured. A certificate month is equal to a calendar month. A certificate year is a period of one year measured from the certificate date and from each successive certificate anniversary. Requests for transfers which meet these conditions would be effective after we approve and record them at our home office.

     For transfers out of the separate account or among the sub-accounts of the separate account, we will credit and cancel units based on the sub-account unit values as of the end of the valuation period during which the owner's request is received at our home office. Transfers from the guaranteed account will be dollar amounts deducted at the end of the day on which the transfer request is approved at our home office.
     From time to time the separate account may receive a transfer request that Northstar Life regards as disruptive to the efficient management of the sub-accounts of the separate account. This could be because of the timing of the request and the availability of settlement proceeds in federal funds in the underlying portfolio of the Fund, the size of the transfer amount involved or the trading history of the investor.
     A transfer or exchange from one sub-account to another is generally treated as a simultaneous cancellation of units currently held and the crediting of units where a new investment is desired. In the event that cumulative redemptions from a sub-account on a given day equal or exceed $5,000,000, or if the investment adviser of the underlying portfolio of the Fund determines that selling securities to satisfy the redemptions could be harmful to the Fund, some requested transfers may be denied. In addition, any transfer request or requests affecting a particular sub-account which, individually or collectively with other transfer requests submitted by the owner of multiple individual certificates or by the owners of certificates under a single group contract for that sub-account on a given day, equal or exceed $5,000,000 may be denied unless all such transfer requests are received by 1:00 p.m. Eastern Time. In these events, the order of such redemptions from the Fund will be as follows: all automatic exchanges (for example, dollar cost averaging), written transfer and exchange requests, faxed transfer and exchange requests, and electronic transfer and exchange requests (including telephone and internet transaction site requests). Transfer and exchange requests will be processed in the order of receipt within their respective category. In no event will there be any limitation on redemptions in connection with surrenders, withdrawals or loans. The owner will be notified in writing when these limitations are imposed on a transfer request.

     In the event of disruptive circumstances which don't result in the denial of a request as outlined above, the size or timing of the transfer may make it impossible for the exchange to occur on the same day. In that event, the request for a transfer will be treated as a request for a redemption on the date of the receipt of the request and will be priced that day. The price of the new units will be calculated on the day federal funds are received from that redemption. The transfer of the redemption proceeds and the crediting of units in the new sub-account of the separate account, will be accomplished only when federal funds are received from the sale so as to allow the redemption and sale without disruption.
     A transfer is subject to a transaction charge. Currently, no such charge is imposed on a transfer, but a charge, up to a maximum of $10, may be imposed in the future.

     The owner's instructions for transfer may be made in writing or the owner, or a person authorized by the owner, may make such changes by telephone. To do so, the owner may call us at 1-800-667-4631 during our normal business hours of 8:00 a.m. to 4:45 p.m., Eastern Time. Owners may also submit their requests for transfer, surrender or other transactions to us by facsimile (FAX) transmission. Our FAX number is 1-607-645-0544. We will make this telephone transfer service available to all certificate owners.

     We may make other electronic transfer capabilities available to certificate owners under some group-sponsored insurance programs. We will employ reasonable procedures to satisfy ourselves that instructions received from certificate owners are genuine and, to the extent that we do not, we may be liable for any losses due to unauthorized or fraudulent instructions. We require certificate owners to identify themselves in electronic transactions through certificate numbers or such other information as we may deem to be reasonable. We record electronic transfer instructions and we provide the certificate owners with a written confirmation of the electronic transfers.
     Transfers made pursuant to a telephone call or other electronic means are subject to the same conditions and procedures as would apply to written transfer requests. During periods of marked economic or market changes, owners may experience difficulty in implementing a telephone or other electronic transfer due to a heavy volume of network usage. In such a circumstance, owners should consider submitting a written transfer request while continuing to attempt an electronic redemption. We reserve the right to restrict the frequency of - or otherwise modify, condition, terminate or impose charges upon--electronic transfer privileges. For more information on electronic transfers, contact us.
     Although we currently intend to continue to permit transfers in the foreseeable future, the certificate provides that we may modify the transfer privilege by changing the minimum amount transferable, by altering the frequency of transfers, by imposing a transfer charge, by prohibiting transfers, or in such other manner as we may determine at our discretion.

                                                                           LOANS

     The owner may borrow from us using only the certificate as the security for the loan. The owner may borrow up to an amount equal to (a) less (b), where (a) is 90 percent of the owner's account value and (b) is any outstanding certificate loans plus accrued loan interest charges. A loan taken from or secured by a certificate may have federal income tax consequences. (See "Federal Tax Status".) The maximum loan amount is determined as of the date we receive the owner's request for a loan.
     Any loan paid to the owner in cash must be in an amount of at least $100. We will charge interest on the loan in arrears. At the owner's request, we will send the owner a loan request form for his or her signature. The owner may also obtain a loan by telephone during our normal business hours of 8:00 a.m. to 4:45 p.m., Eastern Time. Should the owner make a request by telephone call or other electronic means, he or she will be asked for personal identification and certificate number. More information on the procedures to make requests by telephone call or other electronic means is provided under the heading "Transfers."

     When the owner takes a loan, we will reduce the net cash value by the amount borrowed. This determination will be made as of the end of the valuation period during which the loan request is received at our home office. Unless the owner directs us otherwise, the loan will be taken from the guaranteed account value and separate account value in the same proportion that those values bear to the net cash value and, as to the separate account value, from each sub-account in the proportion that the sub-account value of each such sub-account bears to the owner's separate account value. The number of units to be canceled will be based upon the value of the units as of the end of the valuation period during which we receive the owner's loan request at our home office. The amount borrowed continues to be part of the account value, as the amount borrowed becomes part of the loan account value where it will accrue loan interest credits and will be held in our general account. A loan has no immediate effect on the owner's account value since at the time of the loan the account value is the sum of the guaranteed account value, separate account value and the loan account value. When a loan is to come from the guaranteed account value, we have the right to postpone a loan payment for up to six months.


     If a certificate enters a grace period and if the net cash value is insufficient to cover the monthly deduction and the loan repayment, the owner will have to make a loan repayment to keep the certificate in force. We will give the owner notice of our intent to terminate the certificate and the loan repayment required to keep it in force. The time for repayment will be within 31 days after our mailing of the notice. There could be adverse tax consequences if the certificate lapses or is surrendered when a loan is outstanding.


     Outstanding loans will reduce surrender value and death benefits payable.


LOAN INTEREST
     The interest rate charged on a certificate loan will be 8 percent per year. Interest charged will be based on a daily rate which if compounded for the number of calendar days in the year will equal 8 percent annually, and compounded for the number of days since loan interest charges were last updated.
     The outstanding loan balance will increase as the interest charged on the certificate loan accrues. The net cash value will decrease as the outstanding loan balance increases. Loan interest charges are due at the end of the certificate month. If the owner does not pay in cash the interest accrued at the end of the certificate month, this unpaid interest will be added. The new loan will be subject to the same rate of interest as the loan in effect.
     Interest is also credited to the amount of the certificate loan in the loan account value. Interest credits on a certificate loan shall be at a rate which is not less than 6 percent per year. Interest credited will be based on a daily rate, which if compounded for the number of calendar days in the year will be at least 6 percent annually, and compounded for the number of days since loan interest charges were last updated.

     Loan interest charges and loan interest credits are allocated monthly, at loan repayment, at certificate surrender and at death. Loan interest charges and loan interest credits are allocated to a certificate's guaranteed account value and separate account value in the same proportion that those values bear to the net cash value and, as to the separate account value, to each sub-account in the proportion that the sub-account value of each such sub-account bears to the separate account value.


LOAN REPAYMENTS
     If the certificate is in force, the loan can be repaid in part or in full at any time before the insured's death. The loan may also be repaid within 60 days after the date of the insured's death, if we have not paid any of the benefits under the certificate. Any loan repayment must be at least $100 unless the balance due is less than $100.

     Loan repayments are allocated to the guaranteed account. The owner may reallocate amounts in the guaranteed account among the sub-accounts of the separate accounts, subject to the limitations in this prospectus and the certificate on such transfers. For a discussion of the transfer restrictions applicable to the guaranteed account please see the "Transfers" section of this prospectus. Loan repayments reduce the owner's outstanding loan balance by the amount of the loan repayment. Loan repayments will be applied first to interest accrued since the end of the prior certificate month. Any remaining portion of the repayment will then reduce the loan. The net cash value will increase by the amount of the loan repayment.

     A loan, whether or not it is repaid, will have a permanent effect on the account value because the investment results of the sub-accounts will apply only to the amount remaining in the sub-accounts. The effect could be either positive or negative. If net investment results of the sub-accounts are greater than the rate credited on the loan, the account value will not increase as rapidly as it would have if no loan had been made. If investment results of the sub-accounts are less than the rate credited on the loan, the account value will be greater than if no loan had been made.

                                                         LAPSE AND REINSTATEMENT

LAPSE
     Unlike traditional life insurance certificates, the failure to make a premium payment following the payment of the premium which puts the certificate into force will not itself cause a certificate to lapse. Lapse will occur only when the net cash value is insufficient to cover the monthly deduction, and the subsequent grace period expires without sufficient payment being made.

     The grace period is 61 days. The grace period will start on the day we mail the owner a notice that the certificate will lapse if the premium amount specified in the notice is not paid by the end of the grace period. We will mail this notice on any certificate's monthly anniversary when the net cash value is insufficient to pay for the monthly deduction for the insured. The notice will specify the amount of premium required to keep the certificate in force and the date the premium is due. If we do not receive the required amount within the grace period, the certificate will lapse and terminate. The grace period does not apply to the first premium payment. If you die during the grace period an otherwise valid claim will not be denied on the grounds that coverage has lapsed. We reserve the right to deduct any outstanding premium due from the death benefit. The death benefit amount under the death benefit option in effect, at the time of the insured's death, will be paid if death occurs during the grace period.


REINSTATEMENT
     A lapsed certificate may be reinstated, any time within three years from the date of lapse, provided the insured is living and subject to the limitations described below. Reinstatement is made by payment of an amount that, after the deduction of premium expense charges, is large enough to cover all monthly deductions which have accrued on the certificate up to the effective date of reinstatement, plus the monthly deductions for the two months following the effective date of reinstatement. If any loans and loan interest charges are not repaid, this indebtedness will be reinstated along with the insurance. No evidence of the insured's insurability will be required during the first 31 days following lapse, but will be required from the 32nd day to three years from the date of lapse.
     The amount of account value on the date of reinstatement will be equal to the amount of any loans and loan interest charges reinstated increased by the net premiums paid at the time of reinstatement.
     The effective date of reinstatement will be the date we approve the signed application for reinstatement. There will be a full monthly deduction for the certificate month that includes that date.

FEDERAL TAX STATUS

     This discussion of federal income taxes is general in nature and is not intended as tax advice. Each person concerned should consult a tax adviser. This discussion is based on our understanding of federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of current income tax laws or the current interpretations of the Internal Revenue Service ("IRS"). We have not attempted to consider any applicable state or other tax laws.
     We are taxed as a "life insurance company" under the Internal Revenue Code. The operations of the separate account form a part of, and are taxed with, our other business activities. Currently, no federal income tax is payable by us on income dividends received by the separate account or on capital gains arising from the separate account's activities. The separate account is not taxed as a "regulated investment company" under the Code and it does not anticipate any change in that tax status.
     Under Section 7702 of the Code, life insurance contracts such as the policies will be treated as life insurance for federal tax purposes if certain tests are met. There is limited guidance on how these tests are to be applied.
     However, the IRS has issued proposed regulations that would specify what will be considered reasonable mortality charges under Section 7702. In light of these proposed regulations and the other available guidance on the application of the tests under Section 7702, we generally believe that a certificate issued in respect of a standard risk should meet the statutory definition of a life insurance contract under Section 7702. With respect to a certificate issued on a substandard basis (i.e., a premium class involving higher than standard mortality risk), there is insufficient guidance to determine if such a certificate would satisfy the Section 7702 definition of a life insurance contract. If it is subsequently determined that a certificate does not satisfy
Section 7702, we may take whatever steps are appropriate and necessary to attempt to cause such a certificate to comply with Section 7702.
     In certain circumstances, owners of variable life insurance contracts may be considered for federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise control over those assets. Where this is the case, the contract owners will be currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the policies, such as the flexibility to allocate premiums and certificate account values, have not been explicitly addressed in published rulings. While we believe that the certificate does not give you investment control over the separate account assets, we reserve the right to modify the certificate as necessary to prevent you from being treated as the owner of the separate account assets supporting the certificate.
     In addition, the Code requires that the investments of the Variable Universal Life Account be "adequately diversified" in order to treat the certificate as a life insurance contract for federal income tax purposes. We intend that the Variable Universal Life Account, through the Funds and the Portfolios, will satisfy these diversification requirements.
     The following discussion assumes that the certificate will qualify as a life insurance contract for federal income tax purposes.
     On the death of the insured, the death benefit provided by a certificate will be excludable from the gross income of the beneficiary under Section 101(a) of the Code. The owner is not currently taxed on any part of his or her interest until the owner actually receives cash from the certificate. However, taxability may also be affected by the individual's contributions to the certificate and prior certificate activity. We also believe that certificate loans will be treated as indebtedness and will not be currently taxable as income to the certificate owner so long as your certificate is not a modified endowment contract as described below. However, whether a modified endowment contract or not, the interest paid on certificate loans will generally not be tax deductible. There may also be adverse tax consequences when a certificate with a certificate loan is lapsed or surrendered. If you receive an accelerated benefit, that benefit may be taxable and you should seek assistance from a tax adviser.
     A surrender or partial surrender may have tax consequences. On surrender, an owner will generally not be taxed on values received except to the extent that they exceed the gross premiums paid under the certificate. An exception to this general rule occurs in the case of a partial surrender, a decrease in the face amount, or any other change that reduces benefits under the certificate in the first 15 years after the certificate is issued and that results in a cash distribution to the owner in order for the certificate to continue to comply with the Section 7702 definitional limits. In that case, such distribution may be taxed in whole or in part as ordinary income (to the extent of any gain in the certificate) under rules prescribed in Section 7702. Finally, upon a complete surrender or lapse of a certificate or when benefits are paid at a certificate's maturity date, if the amount received plus the amount of any certificate loan exceeds the total investment in the certificate, the excess will generally be treated as ordinary income, subject to tax.
     It should be noted, however, that the tax treatment described above is not available for policies characterized as a modified endowment contract. In general, policies with high premium in relation to the death benefit may be considered modified endowment contracts. The Code requires that cumulative premiums paid on a life insurance certificate during the first seven contract years cannot exceed the sum of the net level premiums which would be paid under a seven-pay life certificate. If those cumulative premiums exceed the seven-pay life premiums, the certificate is a modified endowment contract.
     Modified endowment contracts are treated as life insurance contracts with respect to the tax treatment of death proceeds and to the extent that the inside build-up of account value is not taxed on a yearly basis. However, any amounts received by the owner, such as loans and amounts received from partial or total surrender of the contract are subject to the same tax treatment as the same amounts received under an annuity (i.e., such distributions are generally treated as taxable income to the extent that the account value immediately before the distribution exceeds the investment in the certificate). This tax treatment includes the 10 percent additional income tax which would be imposed on the portion of any distribution that is included in income except where the distribution or loan is made on or after the owner attains age 59 1/2, or is attributable to the certificate owner becoming disabled, or is part of a series of substantially equal periodic payments for the life of the certificate owner or the joint lives of the certificate owner and beneficiary.
     The modified endowment contract rules apply to all policies entered into on or after June 21, 1988 that fail to meet the 7-pay test described above and to a certificate that is received in exchange for a modified endowment contract. It should be noted, in addition, that a certificate which is subject to a "material change" shall be treated as newly entered into on the date on which such material change takes effect. Appropriate adjustments shall be made in determining whether such a certificate meets the seven-pay test by taking into account the previously existing cash surrender value. While certain adjustments described herein may result in a material change, the law provides that any cost of living increase described in regulations and based upon an established broad-based index will not be treated as a material change if any increase is funded ratably over the remaining period during which premiums are required to be paid under the certificate. To date, no regulations under this provision have been issued. Certain reductions in benefits may also cause a certificate to become a modified endowment contract.
     If a certificate becomes a modified endowment contract, distributions that occur during the certificate year it becomes a modified endowment contract and any subsequent certificate year will be taxed as distributions from a modified endowment contract. Distributions from a certificate within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a certificate that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.
     Due to the certificate's flexibility, classification of a certificate as a modified endowment contract will depend upon the circumstances of each certificate. Accordingly, a prospective certificate owner should contact a tax adviser before purchasing a certificate to determine the circumstances under which the certificate would be a modified endowment contract. An owner should also contact a tax adviser before paying any lump sum premiums or making any other change to, including an exchange of, a certificate to determine whether that premium or change would cause the certificate (or the new certificate in the case of an exchange) to be treated as a modified endowment contract.
     All modified endowment contracts issued by us (or an affiliated company) to the same owner during any calendar year will be treated as one modified endowment contract for purposes of determining the amount includable in gross income under Section 72(e) of the Code. Additional rules may be promulgated under this provision to prevent avoidance of its effects through serial contracts or otherwise. A life insurance certificate received in exchange for a modified endowment contract will also be treated as a modified endowment contract.
     Generally, interest paid on any loan under a life insurance contract is not deductible. An owner should consult a competent tax adviser before deducting any loan interest. In addition, default of any loan under the certificate may result in taxable income and/or tax penalties.
     The certificate may be used in various arrangements, including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a certificate in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax adviser regarding the tax attributes of the particular arrangement. Moreover, in recent years, Congress has adopted new rules relating to corporate owned life insurance. The IRS has recently issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this new guidance if you have purchased or are considering the purchase of a certificate for a split dollar insurance plan. There may also be an indirect tax upon the income in the certificate under the federal corporate alternative minimum tax, if the certificate owner is subject to that tax. Any business contemplating the purchase of a new life insurance contract or a change in an existing contract should consult a tax adviser.
     Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of certificate proceeds depend upon the circumstances of each certificate owner or beneficiary. A competent tax adviser should be consulted for further information.
     It should be understood that the foregoing description of the federal income tax consequences under the policies is not exhaustive and that special rules are provided with respect to situations not discussed. Statutory changes in the Code, with varying effective dates, and regulations adopted thereunder may also alter the tax consequences of specific factual situations. Due to the complexity of the applicable laws, any person contemplating the purchase of a variable life insurance certificate or exercising elections under such a certificate may want to consult a tax adviser.
     At the present time, we make no charge to the separate account or from premium payments for any federal, state or local taxes (other than state premium taxes and federal taxes under OBRA) that we incur that may be attributable to such account or to the policies. We, however, reserve the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that we determine to be properly attributable to the separate account or the policies.

DISTRIBUTION OF CERTIFICATES
     The group contract and certificates will be sold by state licensed life insurance producers who are also registered representatives of Securian Financial Services, Inc. ("Securian Financial") or of other broker-dealers who have entered into selling agreements with Securian Financial. Securian Financial acts as principal underwriter for the policies. Securian

Financial is a wholly-owned subsidiary of Securian Financial Group, Inc., which is a second-tier subsidiary of a mutual insurance holding company called Minnesota Mutual Companies, Inc.

     Securian Financial Services, Inc., whose address is 400 Robert Street North, St. Paul, Minnesota 55101-2098, is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. Securian Financial was incorporated in 1984 under the laws of the State of Minnesota. The certificates are sold in the states where their sale is lawful. The insurance underwriting and the determination of a proposed insured's risk classification and whether to accept or reject an application for a certificate is done in accordance with our rules and standards.
     Commissions to registered representatives on the sale of certificates will be premium-based, asset-based or a fixed amount. Commissions for certificates under a group-sponsored insurance program will not exceed the equivalent of 50 percent of the portion of all premiums paid in the initial year to cover the cost of insurance, 7 percent of all premiums paid in the initial year in excess of the amount to cover the cost of insurance, and 7 percent of all premiums paid after the initial year.
     The commission schedule for a group-sponsored insurance program will be determined based on a variety of factors, including enrollment procedures, the size and type of the group, the total amount of premium payments to be received, any prior existing relationship with the group sponsor, the sophistication of the group sponsor, and other circumstances of which we are not presently aware.
     In addition, Securian Financial or Northstar Life will pay, based uniformly on the sales of the policies by registered representatives, credits which allow registered representatives (agents) who are responsible for sales of the policies to attend conventions and other meetings sponsored by Northstar Life or its affiliates for the purpose of promoting the sale of insurance and/or investment products offered by Northstar Life and its affiliates. Such credits may cover the registered representatives' transportation, hotel accommodations, meals, registration fees, etc. The underwriter may also receive amounts from the Funds for services provided under a 12b-1 plan of distribution. For providing these distribution services, the underwriter may receive a fee of 0.25 percent of the average daily net assets of those Portfolios of the Funds which have a 12b-1 fee.

                                                                   OTHER MATTERS


LEGAL PROCEEDINGS

     As an insurance company, we are ordinarily involved in litigation. Northstar Life is of the opinion that such litigation is not material with respect to the certificates or the separate account.

REGISTRATION STATEMENT
     We have filed a Registration Statement under the Securities Act of 1933, as amended, with the Securities and Exchange Commission with respect to the group contracts and certificates offered hereby. This prospectus does not contain all the information set forth in the registration statement and amendments thereto and the exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the separate account, Northstar Life, and the certificates. Statements contained in this prospectus as to the contents of certificates and other legal instruments are summaries, and reference is made to such instruments as filed.

FINANCIAL STATEMENTS
     The complete financial statements of Northstar Life Insurance Company can be found in the Statement of Additional Information. The Statement of Additional Information is available from us at your request.

     To request a Statement of Additional Information call us at 1-800-667-4631 or write to us at: Northstar Life Insurance Company at 301 East State Street, Ithaca, New York 14850.

                                             STATEMENT OF ADDITIONAL INFORMATION



     A Statement of Additional Information, with the same date, containing further information about Northstar Life Variable Universal Life Account and the group contract is available without charge from us at your request. It has been filed with the SEC and is incorporated by reference into this prospectus. In addition, you may order a personalized illustration of death benefits, cash surrender values, and cash values, without charge, from us. To request a Statement of Additional Information, a personalized illustration or any information about your certificate call us at 1-800-667-4631 or write to us at:
Northstar Life Insurance Company at 301 East State Street, Ithaca, New York
14850.


     Information about Northstar Life Variable Universal Life Account (including the Statement of Additional Information) can be reviewed and copied at the Securities and Exchange Commission's Public Reference Room in Washington, DC (information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090) or at the SEC's website, http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, DC, 20549-0102. You can also call the SEC at 1-202-942-8090.

     The table of contents for the Statement of Additional Information is as follows:
General Information and History
Premiums
Additional Information About Operation of Contracts and Registrant
Underwriters
Additional Information About Charges
Lapse and Reinstatement
Loans
Financial Statements
Performance Data

PART B:  INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

Item Number       Caption in Prospectus


         15.      Cover Page and Table of Contents

         16.      General Information and History

         17.      Services

         18.      Premiums

         19. Additional Information About Operation of Contracts and Northstar Life Variable Universal Life Account

         20.      Underwriters

         21.      Additional Information About Charges

         22.      Lapse and Reinstatement

         23.      Loans

         24.      Financial Statements

         25.      Performance Data

         26.      Illustrations

                 NORTHSTAR LIFE VARIABLE UNIVERSAL LIFE ACCOUNT
                           (Exact Name of Registrant)

                        Northstar Life Insurance Company
                               (Name of Depositor)


                              The Trebloc Building
                              301 East State Street
                             Ithaca, New York 14850
              (Address of Depositor's Principal Executive Offices)


                                 1-800-667-4631
               (Depositor's Telephone Number, including Area Code)


                                   Donna Adams
                        Northstar Life Insurance Company
                              The Trebloc Building
                              301 East State Street
                             Ithaca, New York 14850
                     (Name and Address of Agent for Service)


                       STATEMENT OF ADDITIONAL INFORMATION

            THE DATE OF THIS DOCUMENT AND THE PROSPECTUS IS: ________


This Statement of Additional Information is not a prospectus. Much of the information contained in this Statement of Additional Information expands upon subjects discussed in the prospectus. Therefore, this Statement should be read in conjunction with the Funds' current prospectuses, bearing the same date, which may be obtained by calling Northstar Life Insurance Company at 1-800-667-4631, or writing to Northstar Life at 301 East State Street, Ithaca, New York 14850. Defined terms as used in the prospectus, group contract and certificates are incorporated into this Statement of Additional Information.


Table of Contents

General Information and History
Premiums
Additional Information About Operation of Contracts and Registrant
Underwriters
Additional Information About Charges
Lapse and Reinstatement
Loans
Financial Statements
Performance Data

GENERAL INFORMATION AND HISTORY

Northstar Life Insurance Company is a stock life insurance company organized in 1988 under the laws of New York. We are a wholly-owned subsidiary of Minnesota Life Insurance Company, ("Minnesota Life") incorporated in and having its principal office at 400 Robert Street North, Saint Paul, Minnesota, 55101. Minnesota Life was formerly known as The Minnesota Mutual Life Insurance Company ("Minnesota Mutual"), a mutual life insurance company organized in 1880 under the laws of Minnesota. Effective October 1, 1998, Minnesota Mutual reorganized by forming a mutual insurance holding company named "Minnesota Mutual Companies, Inc." Minnesota Mutual continued its corporate existence following conversion to a Minnesota stock life insurance company named "Minnesota Life Insurance Company." All of the shares of the voting stock of Minnesota Life are owned by a second tier intermediate stock holding company named "Securian Financial Group, Inc.", which in turn is a wholly-owned subsidiary of a first tier intermediate stock holding company named "Securian Holding Company", which in turn is a wholly-owned subsidiary of the ultimate parent, Minnesota Mutual Companies, Inc. Northstar Life is licensed to conduct a life insurance business in New York.

The Northstar Life Variable Universal Life account was established on May 1, 1996, by our Board of Directors in accordance with certain provisions of the New York insurance law. The separate account is registered as a "unit investment trust" with the Securities and Exchange Commission under the Investment Company Act of 1940, but such registration does not signify that the Securities and Exchange Commission supervises the management, or the investment practices or certificates, of the separate account. The separate account meets the definition of a "separate account" under the federal securities laws.

We are the legal owner of the assets in the separate account. The obligations to certificate owners and beneficiaries arising under the certificates are general corporate obligations of Northstar Life and thus our general assets back the certificates. The New York law under which the separate account was established provides that the assets of the separate account shall not be chargeable with liabilities arising out of any other business which we may conduct, but shall be held and applied exclusively to the benefit of the holders of those variable life insurance certificates for which the separate account was established. The investment performance of the separate account is entirely independent of both the investment performance of our guaranteed account and of any other separate account which we may have established or may later establish.

The separate account has 22 sub-accounts. Each sub-account invests in shares of a corresponding Portfolio of the Funds. Not all of the Portfolios of the Funds may be available for investment by the separate account.

The separate account currently invests in the Advantus Series Fund, Inc., Fidelity's Variable Insurance Products Funds and Janus Aspen Series.

PREMIUMS

Premiums for the certificates will not be the same for all owners. Charges will vary based on the group-sponsored insurance program under which the certificate is issued. We will determine charges pursuant to our established actuarial procedures, and in doing so we will not discriminate unreasonably or unfairly against any person or class of persons. The charges (other than cost of insurance rates) for certificates under a group-sponsored insurance program are shown on the specifications page of the certificate.

A premium must be paid to put a certificate in force, and may be remitted to us by the group contractholder on behalf of the owner. Generally, premium payments for certificates under group-sponsored insurance programs are regularly deducted by an employer from the certificate owner's paycheck. If an owner's insurance is continued following loss of the insured's eligibility under the group-sponsored insurance program (requirements for continuation are described in the certificate and prospectus), we will accept direct premium payments from the owner by check or electronic funds transfer from a checking or savings account. If an owner in such a situation elects to remit premiums by check, we will send a premium notice for the premium due to the owner's address on record. If an owner elects to remit premiums by electronic funds transfer, we will deduct the premium due from the checking or savings account monthly on the date specified by the owner.

The initial premium for a certificate must cover the premium expense charges and the first month's deductions. Premiums paid after the initial premium may be in any amount. A premium must be paid when there is insufficient net cash value to pay the monthly deduction necessary to keep the certificate in force. In this situation, we will send the owner a notice that a premium payment is required.

When the certificate is established, the certificate's specifications page may show premium payments scheduled and the amounts of those payments. However, the owner may elect to skip or omit making those premium payments. The certificate does not obligate the owner to pay premiums in accordance with a premium schedule.

ADDITIONAL INFORMATION ABOUT OPERATION OF CONTRACTS AND REGISTRANT

Northstar Life has entered into an administrative services contract with Minnesota Life Insurance Company whereby Minnesota Life provides administrative services in claims handling, underwriting, accounting, data processing, tax auditing, marketing, advertising and sales promotional services and functional support services.

UNDERWRITERS

The group contracts and certificates are a continuous offering and will be sold by state licensed life insurance producers who are also registered representatives of Securian Financial Services, Inc. ("Securian Financial") or of other broker-dealers who have entered into selling agreements with Securian Financial. Securian Financial acts as principal underwriter for the policies. Securian Financial is a wholly-owned subsidiary of Securian Financial Group, Inc., which is a second-tier subsidiary of a mutual insurance holding company called Minnesota Mutual Companies, Inc.

Securian Financial Services, Inc., whose address is 400 Robert Street North, St. Paul, Minnesota 55101-2098, is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. Securian Financial was incorporated in 1984 under the laws of the State of Minnesota. The certificates are sold in the states where their sale is lawful. The insurance underwriting and the determination of a proposed insured's risk classification and whether to accept or reject an application for a certificate is done in accordance with our rules and standards.

Commissions to registered representatives on the sale of certificates will be premium-based, asset-based or a fixed amount. Commissions for certificates under a group-sponsored insurance program will not exceed the equivalent of 50 percent of the portion of all premiums paid in the initial year to cover the cost of insurance, 7 percent of all premiums paid in the initial year in excess of the amount to cover the cost of insurance, and 7 percent of all premiums paid after the initial year.

The commission schedule for a group-sponsored insurance program will be determined based on a variety of factors, including enrollment procedures, the size and type of the group, the total amount of premium payments to be received, any prior existing relationship with the group sponsor, the sophistication of the group sponsor, and other circumstances of which we are not presently aware.

In addition, Securian Financial or Northstar Life will pay, based uniformly on the sales of group contracts by registered representatives, credits which allow registered representatives (agents) who are responsible for sales to attend conventions and other meetings sponsored by Northstar Life or its affiliates for the purpose of promoting the sale of insurance and/or investment products offered by Northstar Life and its affiliates. Such credits may cover the registered representatives' transportation, hotel accommodations, meals, registration fees, etc.


The underwriter may also receive amounts from the Funds for services provided under a 12b-1 plan of distribution. For providing these distribution services, the underwriter may receive a fee of 0.25 percent of the average daily net assets of those Portfolios of the Funds which have a 12b-1 fee.

ADDITIONAL INFORMATION ABOUT CHARGES

Cost of insurance rates for each group-sponsored insurance program are determined based on a variety of factors related to group mortality including gender mix, average amount of insurance, age distribution, occupations, industry, geographic location, participation, level of medical underwriting required, degree of stability in the charges sought by the group sponsor, prior mortality experience of the group, number of actual or anticipated owners electing the continuation option, and other factors which may affect expected mortality experience. In addition, cost of insurance rates may be intended to cover expenses to the extent they are not covered by the other certificate charges. Changes in the current cost of insurance rates may be made based on any factor which affects the actual or expected mortality or expenses of the group.

Cost of insurance rates are generally determined at the beginning of each certificate year, although changes may be made at other times if warranted due to a change in the underlying characteristics of the group, changes in benefits under the group-sponsored insurance program, experience of the group, changes in the expense structure, or a combination of these factors.

The group contracts will be offered and sold pursuant to our underwriting procedures, in accordance with state insurance laws. Individuals who satisfy the eligibility requirements under a particular group contract may be required to submit to an underwriting procedure which requires satisfaction of underwriting requirements.

When we receive a completed application or request for an increase in face amount we may require medical evidence of insurability to determine whether the applicant is insurable. If so, we will follow certain insurance underwriting (risk evaluation) procedures. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed insured before a determination can be made. We may also issue certificates that do not require medical evidence of insurability. Schedules for evidence of insurability requirements may be determined for each group-sponsored insurance program and are based on a variety of factors related to the group. In determining these schedules we will not discriminate unreasonably or unfairly against any person or class of persons.

LAPSE AND REINSTATEMENT

The failure to make a premium payment following the payment of the premium which puts the certificate into force will not itself cause a certificate to lapse. Lapse will occur only when the net cash value is insufficient to cover the monthly deduction, and the subsequent grace period expires without sufficient payment being made.

The grace period is 61 days. The grace period will start on the day we mail the owner a notice that the certificate will lapse if the premium amount specified in the notice is not paid by the end of the grace period. We will mail this notice on any certificate's monthly anniversary when the net cash value is insufficient to pay for the monthly deduction for the insured. The notice will specify the amount of premium required to keep the certificate in force and the date the premium is due. The insured's life will continue to be insured during this grace period. If we do not receive the required amount within the grace period, the certificate will lapse and terminate. There is no grace period for the first premium.

Failure of a group sponsor to remit the authorized premium payments may cause the group contract to terminate. Nonetheless, provided that there is sufficient net cash value to prevent the certificate from lapsing, the owner's insurance can be converted to an individual policy of life insurance in the event of such termination, as described in the certificate and prospectus. The owner's insurance can continue if the insured's eligibility under the group-sponsored insurance program terminates because the insured is no longer a part of the group or otherwise fails to satisfy the eligibility requirements set forth in the specifications page to the group contract and certificate (requirements for continuation are described in the certificate and prospectus).

A lapsed certificate may be reinstated, any time within three years from the date of lapse, provided the insured is living. Reinstatement is made by application for reinstatement and payment of an amount that, after the deduction of charges assessed against premiums, is large enough to cover all monthly deductions which have accrued on the certificate up to the effective date of reinstatement, plus the monthly deductions for the two months following the effective date of reinstatement. The application and payment must be submitted to our home office. If any loans and loan interest charged is not repaid, this indebtedness will be reinstated along with the insurance. No evidence of the insured's insurability will be required during the first 31 days following lapse, but such evidence satisfactory to us will be required from the 32nd day to three years from the date of lapse.

The amount of account value on the date of reinstatement will be equal to the amount of any loans and loan interest charged reinstated increased by the net premiums paid at the time of reinstatement.

The reinstatement will take effect as of the date we approve the application for reinstatement. There will be a full monthly deduction for the certificate month that includes that date.

We will allocate the net premiums submitted for a reinstatement, namely premiums after the deduction of the charges assessed against premiums, to the guaranteed account and/or the sub-accounts of the Variable Universal Life Account which, in turn, invest in Fund shares.

LOANS

The owner may borrow from us using only the certificate as the security for the loan. The minimum loan amount is $100.

At the owner's request, we will send the owner a loan request form for his or her signature. The owner may also submit a loan request by telephone (during our normal business hours), by facsimile (FAX) transmission or through any other method made available by us under the group-sponsored insurance program. We will make the telephone and facsimile transmission service available to all certificate owners. Should the owner make a request by telephone call or other electronic means, we will ask for personal identification and certificate number.


When the owner takes a loan, we will reduce the net cash value by the amount borrowed. This determination will be made as of the end of the valuation period during which the loan request is received at our home office. Unless the owner directs us otherwise, the loan will be taken from the guaranteed account value and separate account value in the same proportion that those values bear to the net cash value and, as to the separate account value, from each sub-account in the proportion that the sub-account value of each such sub-account bears to the owner's separate account value. The number of units to be canceled will be based upon the value of the units as of the end of the valuation period during which we receive the owner's loan request at our home office.


The amount borrowed continues to be part of the account value, as the amount borrowed becomes part of the loan account value where it will accrue loan interest credits and will be held in our general account. A loan has no immediate effect on the owner's account value since at the time of the loan the account value is the sum of the guaranteed account value, the separate account value and the loan account value. When a loan is to come from the guaranteed account value, we have the right to postpone a loan payment for up to six months.

If a certificate enters a grace period and if the net cash value is insufficient to cover the monthly deduction and the loan repayment, the owner will have to make a loan repayment to keep the certificate in force. We will give the owner notice of our intent to terminate the certificate and the loan repayment required to keep it in force. The time for repayment will be within 31 days after our mailing of the notice.

The interest rate charged on the loan will be 8 percent per year. Interest charged will be based on a daily rate which if compounded for the number of calendar days in the year will equal 8 percent annually, and compounded for the number of days since loan interest charges were last updated.

We will charge interest on the loan in arrears. Loan interest charges are due at the end of the certificate month. If the owner does not pay in cash the loan interest accrued at the end of the certificate month, this unpaid interest will be added to the amount of the certificate loan. The new loan will be subject to the same rate of interest as the loan in effect.

Interest is also credited to the amount of the certificate loan in the loan account value. Interest credits on the loan shall be at a rate which is not less than 6 percent per year. Interest credited will be based on a daily rate which if compounded for the number of calendar days in the year will be at least 6 percent annually, and compounded for the number of days since loan interest charges were last updated.

A loan, whether or not it is repaid, will have a permanent effect on the account value because the investment results of the sub-accounts will apply only to the amount remaining in the sub-accounts. The effect could be either positive or negative. If net investment results of the sub-accounts are greater than the rate credited on the loan, the account value will not increase as rapidly as it would have if no loan had been made. If investment results of the sub-accounts are less than the rate credited on the loan, the account value will be greater than if no loan had been made. If the certificate is in force, the loan and any accrued loan interest charged can be repaid in part or in full at any time before the insured's death. The loan may also be repaid within 60 days after the date of the insured's death, if we have not paid any of the benefits under the certificate. Any loan repayment must be at least $100 unless the balance due is less than $100. We currently accept loan repayment checks at our home office.

Loan repayments are allocated to the guaranteed account. The owner may reallocate amounts in the guaranteed account among the sub-accounts, subject to the limitations in the certificate and prospectus on such transfers.

Loan repayments will be applied first to interest accrued since the end of the prior certificate month. Any remaining portion of the repayment will then reduce the loan. The net cash value will increase by the amount of the loan repayment.

FINANCIAL STATEMENTS


The financial statements of Northstar Life Insurance Company as of December 31, 2001, have been audited by our independent auditors KPMG LLP, 4200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, Minnesota 5402. The financial statements are included in this Statement of Additional Information, as stated in the independent auditors' report appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


As Northstar Life Variable Universal Life Account will not commence operations until the initial registration has been granted and the first group contract is sold, there are no financial statements for the sub-accounts of the separate account as of the date of the prospectus.

PERFORMANCE DATA

From time to time, we may advertise performance for the sub-accounts of the separate account. Performance data may also be made available on our website and is authorized for use with prospective investors only when accompanied or preceded by current product and Fund prospectuses.

Performance returns reflect fees and charges assessed by each Fund. Some Portfolio advisers have agreed to limit their expenses; without these limits, performance would be lower. The performance data we advertise generally does not reflect group contract charges. These include premium expense charges (sales charge, premium tax charge and federal tax charge) and account value charges (administration charge, cost of insurance charges, transaction charges and charges for any riders). These charges when taken reduce performance. All charges are fully described in the prospectus.


We encourage you to obtain a personalized illustration which reflects all charges of the group contract and the impact of those charges upon performance. To order a personalized illustration contact us at 1-800-667-4631 or write to us at: Northstar Life Insurance Company, 301 East State Street, Ithaca, New York 14850. See the prospectus for detailed information about group contract charges and the Fund prospectuses for each Fund's expenses.


Past performance is no guarantee of future results. The return and principal value of an investment will fluctuate so that investor's units, when redeemed, may be worth more or less than their original cost.

[KPMG LETTERHEAD]


                           INDEPENDENT AUDITORS' REPORT


The Board of Directors
Northstar Life Insurance Company:



We have audited the accompanying balance sheets of the Northstar Life Insurance Company (the Company) as of December 31, 2001 and 2000, and the related statements of operations and comprehensive income, changes in stockholder's equity and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Northstar Life Insurance Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the Company's 2000 and 1999 financial statements have been restated.


                                        /s/ KPMG LLP


Minneapolis, Minnesota
March 1, 2002

                        NORTHSTAR LIFE INSURANCE COMPANY
                                 BALANCE SHEETS
                           DECEMBER 31, 2001 AND 2000

                                                                                2000
ASSETS                                                      2001             (RESTATED)
-----                                                   -----------        -----------
Fixed maturity securities available-for-sale
  (amortized cost $39,201,728 and $31,515,603)            $40,562,508        $31,930,667
Short-term investments                                      1,645,944          2,363,795
                                                          -----------        -----------
Total investments                                          42,208,452         34,294,462

Cash                                                               --          1,351,029
Premiums receivable, net                                    2,414,086          2,650,362
Accrued investment income                                     563,289            454,579
Deferred policy acquisition costs                           4,494,978          4,062,455
Federal tax recoverable                                       264,532                 --
Securities in transit                                          19,780                 --
Other assets                                                   48,049             89,586
                                                          -----------        -----------
        Total assets                                      $50,013,166        $42,902,473
                                                          ===========        ===========

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:
Future policy and contract benefits                       $22,006,185        $17,887,772
Policy and contract claims                                  1,347,211          1,124,990
Other policyholders funds                                   1,860,623          1,650,712
General insurance expenses and taxes                        1,004,372            945,435
Federal income tax liability:
  Current                                                          --            316,208
  Deferred                                                  1,606,861          1,155,790

Securities in transit                                          21,494            248,894
Amounts in excess of bank balances                            273,594                 --
Other liabilities                                             811,151            250,175
                                                          -----------        -----------
      Total liabilities                                    28,931,491         23,579,976
                                                          -----------        -----------
Stockholder's equity:
  Common stock, $10 par value, 200,000 shares
   authorized, issued and outstanding                       2,000,000          2,000,000
  Additional paid in capital                                6,000,000          6,000,000
  Retained earnings                                        12,197,168         11,052,705
  Accumulated other comprehensive income                      884,507            269,792
                                                          -----------        -----------
      Total stockholder's equity                           21,081,675         19,322,497
                                                          -----------        -----------
        Total liabilities and stockholder's equity        $50,013,166        $42,902,473
                                                          ===========        ===========


See accompanying notes to financial statements.

                        NORTHSTAR LIFE INSURANCE COMPANY
                STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                                                        2000                  1999
                                                                    2001              (RESTATED)            (RESTATED)
                                                                ------------         ------------         ------------
Revenues:
  Premiums                                                      $ 16,930,772         $ 19,418,355         $ 11,859,882
  Net investment income                                            2,423,114            1,925,576            1,594,087
  Net realized investment gains (losses)                               1,077             (108,757)                 (92)
  Other income                                                         1,790                5,124                  950
                                                                ------------         ------------         ------------
      Total revenues                                              19,356,753           21,240,298           13,454,827
                                                                ------------         ------------         ------------
Benefits and expenses:
  Policyholder benefits                                            8,526,739            6,839,672            6,805,237
  Increase in policy reserves                                      4,041,257            8,091,862              904,880
  General insurance expenses and taxes                             5,468,019            5,085,168            3,427,409
  Amortization of deferred policy                                  1,293,832              557,883              681,117
    acquisition costs
  Capitalization of policy acquisition costs                      (1,726,355)          (1,579,663)            (617,268)
                                                                ------------         ------------         ------------
       Total benefits and expenses                                17,603,492           18,994,922           11,201,375
                                                                ------------         ------------         ------------
         Income from operations before income taxes                1,753,261            2,245,376            2,253,452
                                                                ------------         ------------         ------------

Federal income tax expense (benefit):
    Current                                                          488,736            1,024,233              752,504
    Deferred                                                         120,062             (249,407)             102,473
                                                                ------------         ------------         ------------
          Total federal income tax expense                           608,798              774,826              854,977
                                                                ------------         ------------         ------------
          Net income                                            $  1,144,463         $  1,470,550         $  1,398,475
                                                                ============         ============         ============
Other comprehensive income (loss), net of tax:
     Unrealized gains (losses) on investments                   $    614,715         $    953,029         $ (1,204,196)
                                                                ------------         ------------         ------------
          Total comprehensive income (loss),  net of tax             614,715              953,029           (1,204,196)
                                                                ------------         ------------         ------------
            Comprehensive income                                $  1,759,178         $  2,423,579         $    194,279
                                                                ============         ============         ============


See accompanying notes to financial statements.

                        NORTHSTAR LIFE INSURANCE COMPANY
                 STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                 YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

                                                                                        2000                 1999
                                                                     2001            (RESTATED)           (RESTATED)
                                                                ------------        ------------         ------------
Common stock:
        Total common stock                                      $  2,000,000        $  2,000,000         $  2,000,000
                                                                ============        ============         ============

Additional paid in capital:
        Total additional paid in capital                        $  6,000,000        $  6,000,000         $  6,000,000
                                                                ============        ============         ============

Retained earnings:
    Beginning balance                                           $ 11,052,705        $  9,582,155         $  8,183,680
    Net income                                                     1,144,463           1,470,550            1,398,475
                                                                ------------        ------------         ------------
        Total retained earnings                                 $ 12,197,168        $ 11,052,705         $  9,582,155
                                                                ============        ============         ============

Accumulated other comprehensive income (loss):
   Beginning balance                                            $    269,792        $   (683,237)        $    520,959
   Change in unrealized appreciation
   (depreciation) of investments                                     614,715             953,029           (1,204,196)
                                                                ------------        ------------         ------------
     Total accumulated other comprehensive income (loss)        $    884,507        $    269,792         $   (683,237)
                                                                ============        ============         ============
        Total stockholder's equity                              $ 21,081,675        $ 19,322,497         $ 16,898,918
                                                                ============        ============         ============


See accompanying notes to financial statements.

                        NORTHSTAR LIFE INSURANCE COMPANY
                            STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                                                                    2000                 1999
                                                                               2001               (RESTATED)          (RESTATED)
                                                                          ------------         ------------         ------------
CASH FLOW FROM OPERATING ACTIVITIES

Net income                                                                $  1,144,463         $  1,470,550         $  1,398,475
   Adjustments to reconcile net income to net cash
    provided by operating activities:
        Change in future policy and contract benefits                        4,118,413            8,054,911              915,114
        Change in policy and contract claims                                   222,221              150,218             (199,931)
        Change in other policyholders funds                                    209,911              199,975              226,573
        Change accrued general insurance expenses and taxes                     58,937              378,033              (62,617)
        Deferred tax provision                                                 120,062             (249,407)             102,473
        Change in federal income tax liabilities - current                    (580,740)             323,232             (423,819)
        Change in other liabilities                                            560,976              (54,752)              73,391
        Change in premiums receivable                                          236,276           (1,385,134)             224,243
        Amortization of deferred policy acquisition costs                    1,293,832              557,883              681,117
        Capitalization of policy acquisition costs                          (1,726,355)          (1,579,663)            (617,268)
        Net realized investment (gains) losses                                  (1,077)             108,757                   92
        Accrued investment income                                             (108,710)             (86,043)             (71,913)
        Other, net                                                              19,281              (27,918)             (10,998)
                                                                          ------------         ------------         ------------
    Total cash provided by operating activities                              5,567,490            7,860,642            2,234,932
                                                                          ------------         ------------         ------------

CASH FLOW FROM INVESTING ACTIVITIES

Proceeds from fixed maturity securities sold, matured, or repaid             2,542,269            3,481,100            1,564,892
Cost of fixed maturity securities acquired                                 (10,205,053)         (10,028,110)          (5,924,401)
                                                                          ------------         ------------         ------------
    Net cash used for investing activities                                  (7,662,784)          (6,547,010)          (4,359,509)
                                                                          ------------         ------------         ------------
CASH FLOW FROM FINANCING ACTIVITIES

Change in securities in transit                                               (247,180)             248,987           (2,456,745)
Change in amounts in excess of bank balances                                   273,594                   --                   --
                                                                          ------------         ------------         ------------
    Net cash provided by (used) for financing activities                        26,414              248,987           (2,456,745)
                                                                          ------------         ------------         ------------

RECONCILIATION OF CASH AND SHORT-TERM INVESTMENTS

        Net increase (decrease) in cash and short-term investments          (2,068,880)           1,562,619           (4,581,322)
Cash and short-term investments, beginning of year                           3,714,824            2,152,205            6,733,527
                                                                          ------------         ------------         ------------
Cash and short-term investments, end of year                              $  1,645,944         $  3,714,824         $  2,152,205
                                                                          ============         ============         ============

See accompanying notes to financial statements.

                        NORTHSTAR LIFE INSURANCE COMPANY

(1)      NATURE OF OPERATIONS

         Description of Business

         Northstar Life Insurance Company (the Company) is organized under the laws of the State of New York as a stock life company and is licensed as a life and health insurer. Minnesota Life Insurance Company (Minnesota Life) owns 100% of the issued and outstanding common stock of the Company.

         The Company's strategy is to be successful in carefully selected niche markets, primarily in New York, while focusing on the retention of existing business and the maintenance of profitability. To achieve this objective, the Company has divided its businesses into two market-focused business units: Financial Services and Group Insurance. Revenues in 2001 for these business units were $17,769,585 and $1,587,168, respectively.

         The Company writes a portion of its credit life and disability business in its Financial Services market through a large broker. Premium revenue in 2001 connected to this distribution channel was approximately $7,000,000.

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

         The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect reported assets and liabilities, including reporting or disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Future events, including changes in mortality, morbidity, interest rates and asset valuations, could cause actual results to differ from the estimates used in the financial statements.

         Revenues and Expenses

         Premiums are credited to revenue over the premium paying periods of the policies. Benefits and expenses are recognized in relation to premiums over the contract period via a provision for future policy benefits and the amortization of deferred policy acquisition costs. Investment income is recognized as earned, net of related investment expenses.

         Deferred Policy Acquisition Costs

         The costs of acquiring new and renewal business, which vary with and are primarily related to the production of new and renewal business, are generally deferred to the extent recoverable from future premiums or expected gross profits. Deferrable costs include commissions, underwriting expenses and certain other selling and issue costs.

         Deferred policy acquisition costs are amortized over the premium paying period in proportion to the ratio of annual premium revenues to ultimate anticipated premium revenues. The ultimate premium revenues are estimated based upon the same assumptions used to calculate the future policy benefits.

         Valuation of Investments

         Fixed maturity securities, which may be sold prior to maturity, including fixed maturities on loans, are classified as available-for-sale and are carried at fair value. Premiums and discounts are amortized or accreted over the estimated lives of the securities based on the interest yield method.

         Short-term investments are carried at cost, which approximates fair value. For purposes of cash flows, the Company considers all money market funds, certificates of deposit, and commercial paper with original maturity dates of less than twelve months to be short-term investments.


                                  6                                 (Continued)

                        NORTHSTAR LIFE INSURANCE COMPANY

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Fair values of fixed maturity securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are estimated using values obtained from either independent pricing services which specialize in matrix pricing and modeling techniques, independent broker bids, financial statement valuations, or internal appraisal.

         Derivative Financial Instruments

         Effective January 1, 2001, the Company adopted FASB Statement No. 133 (FAS 133), Accounting for Derivative Instruments and Hedging Activities, which requires that all derivative financial instruments be recorded on the balance sheet at fair value. The Company held no derivative financial instruments during the periods presented or as of the balance sheet dates.

         Realized and Unrealized Gains and Losses

         Realized and unrealized gains and losses are determined on the specific identification method. Write-downs of available-for-sale securities are recorded as realized losses. Changes in the fair value of fixed maturity securities are recorded as a separate component of stockholder's equity, net of taxes.

         Impairments in the value of securities held by the Company, considered to be other than temporary, are recorded as a reduction of the cost of the security, and a corresponding realized loss is recognized in the statement of operations and comprehensive income. The Company reviews all securities on a quarterly basis and recognizes impairment after evaluating various subjective and objective factors, such as the financial condition of the issuer, market and industry.

         Policy Reserves

         Future policy and contract benefits are comprised of reserves for group and credit life, credit health and group accident and health products. The group life reserves were calculated using the net level premium method based upon assumptions regarding investment yield, mortality, morbidity, and withdrawal rates determined at the date of issue, commensurate with the Company's experience. Provision has been made in certain cases for adverse deviations from these assumptions. Credit life and credit health reserves are determined such that recognition of premium revenue is proportionate to the amount of insurance protection provided.

         Other policyholders funds are comprised primarily of provision for experience rating refunds and advance premium deposits.

         Federal Income Taxes

         The Company's federal income tax return is a consolidated life/non-life return under Minnesota Mutual Companies, Inc., the ultimate parent of Minnesota Life. The method of allocation between companies is subject to written agreement, approved by an officer of the Company. Allocation is based upon separate return calculations with a credit for any currently used net losses and tax credits. Intercompany tax balances are settled annually when the tax return is filed with the Internal Revenue Service.

         Current income taxes are charged to operations based upon amounts estimated to be payable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to the differences between financial statement carrying amounts and income tax basis of assets and liabilities.


                                       7                            (Continued)

                        NORTHSTAR LIFE INSURANCE COMPANY

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Restatement

         During 2001, the Company discovered that a program used to calculate certain reserves recorded in previously issued financial statements was incorrect. The accompanying financial statements for 2000 and 1999 have been restated to reflect the correct reserve calculation in each of these years.

                                                        2000                                1999
                                           -------------------------------      ------------------------------
                                           (Previously                          (Previously
                                            reported)        (Restated)          reported)        (Restated)
                                           -----------        -----------        ----------        ----------
Retained earnings beginning of year        $ 9,306,729        $ 9,582,155        $7,839,100        $8,183,680

Net income                                   1,139,524          1,470,550         1,467,629         1,398,475
                                           -----------        -----------        ----------        ----------
Retained earnings end of year              $10,446,253        $11,052,705        $9,306,729        $9,582,155
                                           ===========        ===========        ==========        ==========


         Reclassification

         Certain 2000 and 1999 financial statement balances have been reclassified to conform to the 2001 presentation.

(3)      INVESTMENTS

         Net investment income for the years ended December 31 was as follows:


                                     2001                 2000                1999
                                 -----------         -----------         -----------
Fixed maturity securities        $ 2,401,988         $ 1,846,676         $ 1,526,506
Short-term investments               117,135             154,256             133,988
                                 -----------         -----------         -----------
                                   2,519,123           2,000,932           1,660,494

Investment expenses                  (95,999)            (75,356)            (66,407)
                                 -----------         -----------         -----------
Total                            $ 2,423,124         $ 1,925,576         $ 1,594,087
                                 ===========         ===========         ===========


         Net realized capital gains (losses) for the years ended December 31 were as follows:

                                  2001           2000             1999
                                 ------        ---------         ----
Fixed maturity securities        $1,077        $(108,884)        $ --
Short-term investments               --              127          (92)
                                 ------        ---------         ----
Total                            $1,077        $(108,757)        $(92)
                                 ======        =========         ====


Gross realized gains on the sale of fixed maturity securities for the years ended December 31, 2001, 2000 and 1999 were $1,077, $336, and $0, respectively. Gross realized losses on the sale of fixed maturity securities for the years ended December 31, 2001, 2000, and 1999 were $0, $109,220, and $0, respectively.


                                       8                            (Continued)

                        NORTHSTAR LIFE INSURANCE COMPANY

3)       INVESTMENTS (CONTINUED)

Net unrealized gains included in stockholder's equity at December 31 were as follows:

                                         2001              2000
                                     -----------         ---------
Gross unrealized gains               $ 1,587,615         $ 920,624
Gross unrealized losses                 (226,835)         (505,560)
Deferred federal income taxes           (476,273)         (145,272)
                                     -----------         ---------
       Net unrealized gains          $   884,507         $ 269,792
                                     ===========         =========

The amortized cost, gross unrealized gains and losses, and fair value of investments in fixed maturity securities were as follows:


                                                          Gross Unrealized
                                   Amortized         ---------------------------          Fair
December 31, 2001                     Cost              Gains            Losses           Value
-----------------                 -----------        ----------        --------        -----------
Federal government                $ 4,285,683        $  402,230        $     --        $ 4,687,913
State and local government            254,656             8,017              --            262,673
Corporate                          23,214,559           690,815         225,519         23,679,855
Mortgage-backed securities         11,446,830           486,553           1,316         11,932,067
                                  -----------        ----------        --------        -----------
Total                             $39,201,728        $1,587,615        $226,835        $40,562,508
                                  ===========        ==========        ========        ===========


                                                          Gross Unrealized
                                   Amortized         ---------------------------          Fair
December 31, 2000                     Cost              Gains            Losses           Value
-----------------                 -----------        ----------        --------        -----------
Federal government                $ 3,825,968          $286,381        $     --        $ 4,112,349
State and local government            369,501             4,396              --            373,897
Corporate                          17,227,867           345,424         495,694         17,077,597
Mortgage-backed securities         10,092,267           284,423           9,866         10,366,824
                                  -----------          --------        --------        -----------
Total                             $31,515,603          $920,624        $505,560        $31,930,667
                                  ===========          ========        ========        ===========


The amortized cost and fair value of fixed maturity securities at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                               Amortized            Fair
                                                 Cost               Value
                                             -----------        -----------
Due in one year or less                      $        --        $        --
Due after one year through five years          6,359,275          6,718,558
Due after five year through ten years         20,069,470         20,507,471
Due after ten years                            1,326,153          1,404,412
                                             -----------        -----------
                                              27,754,898         28,630,441
Mortgage-backed securities                    11,446,830         11,932,067
                                             -----------        -----------
Total                                        $39,201,728        $40,562,508
                                             ===========        ===========


At December 31, 2001 and 2000, fixed maturity securities with a carrying value of $531,172 and $516,962, respectively, were on deposit with the State of New York as required by law.



                                        9                           (Continued)

                        NORTHSTAR LIFE INSURANCE COMPANY

(4)      FEDERAL INCOME TAXES

         Income tax expense varies from the amount computed by applying the federal income tax rate of 35% to income from operations before taxes. The significant components of this difference were as follows:


                                                              2001                2000              1999
                                                           ---------         ---------         ---------
Computed tax expense                                       $ 613,641         $ 785,887         $ 788,708
Difference between computed and actual tax expense:
   Dividends received deduction                               (4,624)           (5,921)           (7,028)
   Prior year due and unpaid adjustment                         (219)           (5,152)           72,591
   Expense adjustments and other                                  --                12               706
                                                           ---------         ---------         ---------
      Total tax expense                                    $ 608,798         $ 774,826         $ 854,977
                                                           =========         =========         =========


The tax effects of temporary differences that give rise to the Company's net deferred federal tax liability were as follows:


                                                     2001            2000
                                                ----------        ----------
Deferred tax assets:
   Policyholders liabilities                    $   40,536        $  118,226
   Policyholder reserves                            74,274                --
   Tax deferred policy acquisition costs           339,781           316,512
   Other                                            38,311             6,172
                                                ----------        ----------
      Gross deferred tax assets                    492,902           440,910
                                                ----------        ----------

Deferred tax liabilities:
   Policyholder reserves                                $-        $    7,258
   Net premiums                                     33,125            11,897
   Basis difference on investments                  13,603             9,187
   Deferred policy acquisition costs             1,573,242         1,421,859
   Net unrealized capital gains                    476,273           145,272
   Other                                             3,520             1,227
                                                ----------        ----------
      Gross deferred tax liabilities             2,099,763         1,596,700
                                                ----------        ----------
         Net deferred tax liability             $1,606,861        $1,155,790
                                                ==========        ==========


         A valuation allowance for deferred tax assets was not considered necessary as of December 31, 2001 and 2000 because the Company believes that it is more likely than not that the deferred tax assets will be realized through future reversals of existing taxable temporary differences and future taxable income.

         Income taxes paid for the years ended December 31, 2001, 2000 and 1999, were $1,069,000, $701,000 and $1,176,000, respectively.

         During 2001 the Internal Revenue Service (IRS) began their audit of the Company's federal income tax returns for 2000, 1999 and 1998. As of December 31, 2001, there were no proposed adjustments affecting the Company. The Company believes that any adjustments, as a result of this examination, will not have a material effect on its financial position.


                                        10                          (Continued)

                        NORTHSTAR LIFE INSURANCE COMPANY

(5)      ACCIDENT AND HEALTH CLAIM LIABILITY

         Activity in the liability for unpaid accident and health claims and claim adjustment expenses is summarized as follows:


                                           2001              2000
                                       ----------        -----------
Balance at January 1                   $3,266,932        $ 1,870,160
Incurred related to:
   Current year                         5,781,748          4,220,701
   Prior years                            280,146           (152,861)
                                       ----------        -----------
Total incurred                          6,061,894          4,067,840
                                       ----------        -----------
Paid related to:
   Current year                         1,894,558          1,538,843
   Prior years                          2,185,570          1,132,225
                                       ----------        -----------
Total paid                              4,080,128          2,671,068
                                       ----------        -----------
Net balance at December 31              5,248,698          3,266,932

   Plus reinsurance recoverable            80,449                 --
                                       ----------        -----------
Balance at December 31                 $5,329,147        $ 3,266,932
                                       ==========        ===========




         The liability for unpaid accident and health claims and claim adjustment expenses is included in future policy and contract benefits and policy and contract claims on the balance sheet.

         As a result of changes in estimates on claims incurred in prior years, the accident and health claims and claim adjustment expenses incurred increased by $280,146 in 2001 and decreased by $152,861 in 2000. These amounts are the result of normal reserve development inherent in the uncertainty of establishing the liability for unpaid accident and health claims and claim adjustment expenses.

(6)      RELATED PARTY TRANSACTIONS

         Net investment income includes expenses of $95,999, $75,356 and $66,522 for investment services provided by an affiliate, Advantus Capital Management, Inc., during 2001, 2000 and 1999, respectively. General expenses include $1,631,323, $1,544,727 and $1,235,011 for management services provided to the Company by Minnesota Life in 2001, 2000 and 1999, respectively.

(7)      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The estimated fair value of the Company's financial instruments has been determined using available market information as of December 31, 2001 and 2000. Although management is not aware of any factors that would significantly affect the estimated fair value, such amounts have not been comprehensively revalued since those dates. Therefore, estimates of fair value subsequent to the valuation dates may differ significantly from the amounts presented herein. Considerable judgement is required to interpret market data to develop the estimates of fair value. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

         Please refer to Note 3 for additional fair value disclosures concerning fixed maturity securities and short-term securities.


                                        11                          (Continued)

                        NORTHSTAR LIFE INSURANCE COMPANY

(7)      FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

         The carrying amounts and fair values of the Company's financial instruments, which were classified as assets as of December 31, were as follows:

                                                 2001                                  2000
                                    ------------------------------        ------------------------------
                                     Carrying            Fair              Carrying             Fair
                                      Amount             Value              Amount              Value
                                    -----------        -----------        -----------        -----------
Fixed maturity securities:
  Available-for-sale                $40,562,508        $40,562,508        $31,930,667        $31,930,667
Short-term investments                1,645,944          1,645,944          2,363,795          2,363,795
                                    -----------        -----------        -----------        -----------
  Total financial assets            $42,208,452        $42,208,452        $34,292,462        $34,292,462
                                    ===========        ===========        ===========        ===========




(8)      OTHER COMPREHENSIVE INCOME

         Comprehensive income is defined as any change in stockholder's equity originating from non-owner transactions. The Company had identified those changes as being comprised of net income and unrealized appreciation (depreciation) on securities.

         The components of comprehensive income (loss), other than net income are illustrated below:

                                           2001           2000           1999
                                        ----------     ----------     -----------
Unrealized gains (loss) on securities   $ 946,793      $1,357,440     $(1,852,699)
  Less: reclassification adjustment
  for gains (losses) included in
  net income                                1,077        (108,757)            (92)
                                        ----------     ----------     -----------
                                          945,716       1,466,197      (1,852,607)
Income tax expense related to items
  of other comprehensive income          (331,001)       (513,168)        648,411
                                        ----------     ----------     -----------
Other comprehensive income (loss),
  net of tax                            $ 614,715      $  953,029     $(1,204,196)
                                        ==========     ==========     ===========

(9)      COMMITMENTS AND CONTINGENCIES

         The Company is involved in various pending or threatened legal proceedings arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on operations or the financial position of the Company.

         The Company is contingently liable under state regulatory requirements for possible assessments pertaining to future insolvencies and impairments of unaffiliated insurance companies. The Company does not currently record either a liability for insolvency assessments or an asset for potential premium tax credits from assessments, as such amounts are not expected to have a significant impact on the Company's financial results.

                                       12                           (Continued)

                        NORTHSTAR LIFE INSURANCE COMPANY

(10)     STATUTORY FINANCIAL DATA

         The Company also prepares financial statements according to statutory accounting practices prescribed or permitted by the Insurance Department of the State of New York (Insurance Department) for purposes of filing with the Insurance Department, the National Association of Insurance Commissioners (NAIC) and states in which the Company is licensed to do business. Statutory accounting practices focus primarily on solvency and surplus adequacy.

         The significant differences that exist between statutory and GAAP accounting, and their effects are illustrated below:

                                                                    Year ended December
                                                            --------------------------------
                                                                 2001                2000
                                                            ------------         -----------
Statutory capital and surplus                               $ 15,250,461         $14,494,905
Adjustments:
  Deferred policy acquisition costs                            4,494,978           4,062,455
  Net unrealized investment gains (losses)                     1,360,780             415,064
  Statutory asset valuation reserve                              117,770              76,420
  Change in reserve basis                                      1,415,988           1,339,305
  Net deferred income taxes                                   (1,606,861)         (1,155,790)
  Non-admitted assets                                             48,559              90,138
                                                            ------------         -----------
Stockholder's equity as reported in the accompanying
  financial statements                                      $ 21,081,675         $19,322,497
                                                            ============         ===========


                                                                    As of December 31
                                                  ----------------------------------------------------
                                                       2001                 2000               1999
                                                  -----------         -----------         -----------
Statutory net income                              $   666,489         $   702,452         $ 1,116,881
Adjustments:
  Deferred policy acquisition costs                   432,523           1,021,780             (63,849)
  Statutory interest maintenance reserve                7,457               3,097               1,526
  Change in reserve basis                              76,683            (435,493)            446,447
  Net deferred income taxes                          (120,062)            249,407            (102,473)
  Other                                                81,373             (70,693)                (57)
                                                  -----------         -----------         -----------
Net income as reported in the accompanying
  financial statements                            $ 1,144,463         $ 1,470,550         $ 1,398,475
                                                  ===========         ===========         ===========


         Prescribed accounting practices include a variety of publications of the NAIC as well as state laws, regulation and general administrative rules. Permitted statutory accounting practices encompasses all accounting practices that are not prescribed; such practices differ from state to state, may differ from company to company within a state, and may change in the future. The NAIC project to codify statutory accounting practices (Codification) was effective January 1, 2001. Codification continues to encompass both prescribed and permitted practices as described above. Any amounts identified as a change due to implementing Codification were recorded to statutory surplus. The State of New York has adopted Codification with a few exceptions. The Company has determined that Codification at the time of initial adoption, as modified by the State of New York, decreased statutory surplus by $76,382.

                            PART C: OTHER INFORMATION

Item Number           Caption in Prospectus
         27.      Exhibits

         28.      Directors and Officers of the Northstar Life Insurance Company

         29.      Persons Controlled by or Under Common Control with Northstar
                  Life Insurance Company or Northstar Life Variable Universal
                  Life Account

         30.      Indemnification

         31.      Principal Underwriters

         32.      Location of Accounts and Records

         33.      Management Services

         34.      Fee Representation

                            PART C: OTHER INFORMATION

Item 27.  Exhibits

The exhibits to this Registration Statement are listed in the Exhibit Index hereto and are incorporated herein by reference.

Item 28.  Directors and Officers of the Depositor

Name and Principal                      Position and Offices
Business Address                        with Northstar Life
----------------                        -------------------
Paul W. Anderson                        Director and Vice President
400 Robert Street North
St. Paul, MN 55101

John F. Bruder                          Director and Vice President
400 Robert Street North
St. Paul, MN 55101

Susan L. Ebertz                         Director and Vice President of Operations
400 Robert Street North
St. Paul, MN 55101

John M. Gibbons, III                    Director
130 Liberty Street
New York, NY 10006

Kathleen A. Hagen                       Director
175 D North
  Railroad Avenue, #254
Staten Island, NY 10306

Robert E. Hunstad                       Director, President and Chief Executive Officer
400 Robert Street North
St. Paul, MN 55101

James E. Johnson                        Director, Vice President and Actuary
400 Robert Street North
St. Paul, MN 55101

David J. LePlavy                        Treasurer
400 Robert Street North
St. Paul, MN 55101

James S. Matthews                       Director
4200 IDS Center
80 South 8th Street
Minneapolis, MN 55402

Geoffrey S. Michel                      Director, Vice President and Assistant Secretary
400 Robert Street North
St. Paul, MN 55101

Dennis E. Prohofsky                     Director, Vice President and Secretary
400 Robert Street North
St. Paul, MN 55101

Joseph W. Sarbinowski                   Director
130 Liberty Street
New York, NY 10006

Robert L. Senkler                       Director
400 Robert Street North
St. Paul, MN 55101

William L. Spearman                     Director
P.O. Box 1429
Kingston, NY 12402

Item 29. Persons Controlled by or Under Common Control with the Depositor or Registrant

Wholly-owned subsidiary of Minnesota Mutual Companies, Inc.:

         Securian Holding Company (Delaware)

Wholly-owned subsidiaries of Securian Holding Company:

         Securian Financial Group, Inc. (Delaware)
         Capitol City Property Management, Inc.
         Robert Street Property Management, Inc.

Wholly-owned subsidiaries of Securian Financial Group, Inc.

         Minnesota Life Insurance Company
         Securian Financial Network, Inc.
         Securian Ventures, Inc.
         Advantus Capital Management, Inc.
         Securian Financial Services, Inc.

Wholly-owned subsidiaries of Minnesota Life Insurance Company:

         HomePlus Insurance Company
         Northstar Life Insurance Company (New York)
         The Ministers Life Insurance Company
         Personal Finance Company (Delaware)
         Enterprise Holding Corporation

Wholly-owned subsidiaries of Securian Financial Services, Inc.:

         MIMLIC Insurance Agency of Massachusetts, Inc. (Massachusetts) MIMLIC Insurance Agency of Texas, Inc. (Texas)
         Ascend Insurance Agency of Nevada, Inc. (Nevada)
         Ascend Insurance Agency of Oklahoma, Inc. (Oklahoma)
         Worthmark Financial Services, LLC (Delaware)

Wholly-owned subsidiaries of Enterprise Holding Corporation:

         Financial Ink Corporation
         Oakleaf Service Corporation
         Concepts in Marketing Research Corporation
         Lafayette Litho, Inc.
         DataPlan Securities, Inc. (Ohio)
         MIMLIC Imperial Corporation
         MIMLIC Funding, Inc.
         MCM Funding 1997-1, Inc.
         MCM Funding 1998-1, Inc.
         Ministers Life Resources, Inc.

Wholly-owned subsidiaries of Securian Financial Network, Inc.:

         Securian Financial Network, Inc. (Alabama)
         Securian Financial Network, Inc. (Nevada)
         Securian Financial Network, Inc. (Oklahoma)
         Securian Financial Network, Inc. (Texas)

Open-end registered investment company offering shares solely to separate accounts of Minnesota Life Insurance Company:

         Advantus Series Fund, Inc.

Fifty percent-owned subsidiary of MIMLIC Imperial Corporation:

         C.R.I. Securities, Inc.

Majority-owned subsidiaries of Minnesota Life Insurance Company:

         MIMLIC Life Insurance Company (Arizona)
         Advantus Enterprise Fund, Inc.
         Advantus International Balanced Fund, Inc.
         Advantus Venture Fund, Inc.
         Advantus Real Estate Securities Fund, Inc.
         Advantus Cornerstone Fund, Inc.

Less than 25% owned subsidiaries of Minnesota Life Insurance Company:

         Advantus Horizon Fund, Inc.
         Advantus Spectrum Fund, Inc.
         Advantus Mortgage Securities Fund, Inc.
         Advantus Bond Fund, Inc.
         Advantus Money Market Fund, Inc.
         Advantus Index 500 Fund, Inc.

Unless indicated otherwise parenthetically, each of the above corporations is a Minnesota corporation.

Item 30.   Indemnification

The State of New York has an indemnification statute, found at N.Y. Business Corporation Law Sections 721-726 (hereinafter "B.C.L."). In general, B.C.L. requires the indemnification of officers and directors under certain circumstances and permits broader rights of indemnification to be granted by the corporation to directors and officers. Indemnification may be provided for a person made a party to a proceeding by reason of his or her actions if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in the best interests of the corporation and, in criminal actions or proceedings, had no reasonable cause to believe that his or her conduct was unlawful. However, no indemnification may be granted to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that the director or officer personally gained a financial profit or other advantage to which he or she was not legally entitled. The B.C.L. indemnification provisions do not affect any right to indemnification to which any corporate personnel other than directors or officers may be entitled by contract or otherwise under law.

The B.C.L. also provides that the corporation may purchase and maintain insurance to reimburse it for its indemnification obligations and to insure its directors and officers even in instances (if any) in which they may not otherwise be indemnified by the corporation. Such insurance must provide for a retention amount and for coinsurance in a manner acceptable to the Superintendent of Insurance. However, no insurance may provide for any payment, other than the cost of defense to or on behalf of any director or officer, if a judgment or other final adjudication adverse to the insured director or officer establishes that his or her acts of deliberate dishonesty were material to the cause of action adjudicated, or that he or she personally gained a financial profit or other advantage to which he or she was not legally entitled, or where the insurance is in relation to any risk for which insurance is prohibited under the New York Insurance Law.

The B.C.L. also provides that the corporation must notify its shareholders of the amounts paid and the nature and status of litigation where expenses or other amounts are paid by way of indemnification through insurance or otherwise. Notice must also be sent with respect to actions concerning indemnification taken by way of amendment of bylaws, resolutions of directors, or by agreement.
Section 1216 of the New York Insurance Law provides that no payment of indemnification advancement or allowance under B.C.L. shall be made unless a notice has been filed with the Superintendent of Insurance. In addition, Section 1216 provides that life insurance companies must notify the Superintendent of Insurance of any action taken with respect to indemnification of directors or officers, whether by board resolution, agreement or otherwise.

The Bylaws of Northstar Life Insurance Company generally extend indemnification rights to directors and officers against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with actions, suits, and proceedings to the extent that such indemnification is permitted by New York law.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Northstar Life Insurance Company and Northstar Life Variable Universal Life Account pursuant to the foregoing provisions, or otherwise, Northstar Life Insurance Company and Northstar Life Variable Universal Life Account have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Northstar Life Insurance Company and Northstar Life Variable Universal Life Account of expenses incurred or paid by a director, officer or controlling person of Northstar Life Insurance Company and Northstar Life Variable Universal Life Account in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Northstar Life Insurance Company and Northstar Life Variable Universal Life Account will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


Item 31.    Principal Underwriters

         (a) Securian Financial Services, Inc. currently acts as a principal underwriter for the following investment companies:

                      Advantus Horizon Fund, Inc.
                      Advantus Spectrum Fund, Inc.
                      Advantus Mortgage Securities Fund, Inc.
                      Advantus Money Market Fund, Inc.
                      Advantus Bond Fund, Inc.
                      Advantus Cornerstone Fund, Inc.
                      Advantus Enterprise Fund, Inc.
                      Advantus International Balanced Fund, Inc.
                      Advantus Venture Fund, Inc.
                      Advantus Index 500 Fund, Inc.
                      Advantus Real Estate Securities Fund, Inc.
                      Variable Fund D
                      Variable Annuity Account
                      Minnesota Life Variable Life Account
                      Minnesota Life Variable Universal Life Account Northstar Life Variable Universal Life Account

         (b) The name and principal business address, positions and offices with Securian Financial Services, Inc., and positions and offices with Registrant of each director and officer of Securian Financial Services, Inc. is as follows:

                                                   Positions and                        Positions and
Name and Principal                                 Offices                              Offices
Business Address                                   with Underwriter                     with Registrant
----------------                                   ----------------                     ---------------
Robert E. Hunstad                                  Director                             None
Minnesota Life
  Insurance Company
400 Robert Street North
St. Paul, Minnesota 55101

George I. Connolly                                 President, Chief                     None
Securian Financial Services, Inc.                  Executive Officer and
400 Robert Street North                            Director
St. Paul, Minnesota 55101

Margaret Milosevich                                Vice President, Chief                Assistant
Securian Financial Services, Inc.                  Operations Officer,                  Secretary
400 Robert Street North                            Treasurer and Secretary
St. Paul, Minnesota 55101

Loyall E. Wilson                                   Vice President and Chief             None
Securian Financial Services, Inc.                  Compliance Officer
400 Robert Street North
St. Paul, Minnesota 55101

Dennis E. Prohofsky                                Director                             None
Minnesota Life
  Insurance Company
400 Robert Street North
St. Paul, Minnesota 55101

Thomas L. Clark                                    Assistant Treasurer                  Assistant
Securian Financial Services, Inc.                  and Assistant Secretary              Secretary
400 Robert Street North
St. Paul, Minnesota 55101

         (c) All commissions and other compensation received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year:


       Name of             Net Underwriting            Compensation on
      Principal              Discounts and              Redemption or          Brokerage               Other
     Underwriter              Commissions               Annuitization         Commissions          Compensation
     -----------              -----------               -------------         -----------          ------------
Securian Financial
 Services, Inc.               $11,309,746                    ___                  ___                   ___


Item 32.    Location of Accounts and Records


The accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the Rules promulgated thereunder are in the physical possession of Northstar Life Insurance Company, Ithaca, New York 14850.


Item 33.    Management Services

None.

Item 34.    Fee Representation


Northstar Life Insurance Company hereby represents that, as to the variable life insurance group contracts and certificates which are the subject of this Registration Statement, File No. 333-97805, the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by Northstar Life Insurance Company.

                                   SIGNATURES



Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Northstar Life Variable Universal Life Account, has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of St. Paul, and State of Minnesota, on the 11th day of November, 2002.



                                 NORTHSTAR LIFE VARIABLE UNIVERSAL LIFE ACCOUNT
                                                  (Registrant)

                                   By: NORTHSTAR LIFE INSURANCE COMPANY
                                                (Depositor)



                                       By /s/ Robert E. Hunstad
                                         -------------------------------------
                                                 Robert E. Hunstad
                                                      President



Pursuant to the requirements of the Securities Act of 1933, the Depositor, Northstar Life Insurance Company, has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Saint Paul, and State of Minnesota, on the 11th day of November, 2002.



                                   NORTHSTAR LIFE INSURANCE COMPANY



                                   By /s/ Robert E. Hunstad
                                      ----------------------------------------
                                                Robert E. Hunstad
                                                   President



Pursuant to the requirements of the Securities Act of 1933, the amendment to the Registration Statement has been signed below by the following persons in their capacities with the Depositor and on the date indicated.





              Signature                     Title                                       Date
              ---------                     -----                                       ----
/s/Robert E. Hunstad                        President and Director                      November 11, 2002
---------------------------------------
Robert E. Hunstad

*                                           Director
---------------------------------------
Paul W. Anderson

*                                           Director
---------------------------------------
John F. Bruder

*                                           Director
---------------------------------------
Susan L. Ebertz

              Signature                     Title                                       Date
              ---------                     -----                                       ----
                                            Director
---------------------------------------
John M. Gibbons, III

                                            Director
---------------------------------------
Kathleen A. Hagen

*                                           Director
---------------------------------------
James E. Johnson

                                            Director
---------------------------------------
James S. Matthews

*                                           Director
---------------------------------------
Geoffrey S. Michel

*                                           Director
---------------------------------------
Dennis E. Prohofsky

                                            Director
---------------------------------------
Joseph W. Sarbinowski

*                                           Director
---------------------------------------
Robert L. Senkler

                                            Director
---------------------------------------
William L. Spearman

/s/David J. LePlavy                         Treasurer                                   November 11, 2002
---------------------------------------     (chief financial officer)
David J. LePlavy


/s/David J. LePlavy                         Treasurer                                   November 11, 2002
---------------------------------------     (chief accounting officer)
David J. LePlavy


/s/Dennis E. Prohofsky                      Attorney-in-Fact                            November 11, 2002
---------------------------------------
Dennis E. Prohofsky


* Pursuant to power of attorney dated July 31, 2002, filed as Exhibit 27(r) to this Registration Statement.

                                  EXHIBIT INDEX


Exhibit Number           Description of Exhibit
27(a)                    Resolution of the Board of Directors of The Northstar
                         Life Insurance Company dated May 1, 1996.(1)

27(b)                    Not Applicable.

27(c)(1)                 Distribution Agreement.(1)

27(c)(2)                 Agent Sales Agreement.(1)

27(c)(3)                 Sales Commission Schedule.(1)

27(d)(1)                 Group Variable Universal Life Policy, form 96-19974.(1)

27(d)(2)                 Group Variable Universal Life Employee Certificate Of
                         Insurance, form 96-19976.(1)

27(d)(3)                 Group Variable Universal Life Spouse Certificate Of
                         Insurance, form 96-19978.(1)

27(d)(4)                 Policy Rider - Spouse Coverage, form 96-19979.(1)

27(d)(5)                 Policy Rider - Accelerated Benefits, form 96-19980.(1)

27(d)(6)                 Accelerated Benefits, Certificate Supplement, form
                         96-19981.(1)

27(d)(7)                 Policy Rider - Children's Term Life Benefit, form
                         96-19982.(1)

27(d)(8) Children's Term Life Benefit, Certificate Supplement, form 96-19983.(1)

27(d)(9)                 Waiver of Premium Policy Rider, form 96-19986.(1)

27(d)(10)                Waiver of Premium Rider, Certificate Supplement, form
                         96-19987.(1)

27(d)(11)                Policyholder Contribution Rider, form 96-19988.(1)

27(d)(12)                Policyholder Contribution Certificate Supplement, form
                         96-19989.(1)

27(d)(13)                Spouse and Child Term Life Insurance Policy Rider, form
                         96-19990.(1)

27(d)(14)                Spouse and Child Term Life Insurance Certificate
                         Supplement, form 96-19991.(1)

27(e)(1)                 Group Variable Universal Life Policy Application, form
                         96-19992.(1)

27(e)(2)                 Group Variable Universal Life Policy, Employee
                         Enrollment, form 01-90120.(1)

27(e)(3)                 Group Variable Universal Life Policy, Spouse
                         Enrollment, form 01-90121.(1)

27(e)(4)                 Group Variable Universal Life Policy, Evidence of
                         Insurability, form 96-19997.(1)

27(f)(1)                 Charter of the Depositor.(1)

27(f)(2)                 Bylaws of the Depositor.(1)

27(g)                    Automatic Reinsurance Agreement between Northstar
                         Life Insurance Company and Swiss Re Life &
                         Health America Inc.

27(h)(1)                 Participation Agreement among Advantus Series Fund,
                         Inc., Advantus Capital Management, Inc. and Northstar
                         Life Insurance Company.(1)

27(h)(1)(i)              Amendment Number One to Participation Agreement among
                         Advantus Series Fund, Inc., Advantus Capital
                         Management, Inc. and Northstar Life Insurance Company.

27(h)(2)(i)              Fund Participation Agreement between Janus Aspen
                         Series, Janus Distributors, Inc. and
                         Northstar Life Insurance Company.(1)

27(h)(2)(ii)             Amendment to Fund Participation Agreement between
                         Janus Aspen Series, Janus Distributors, Inc. and
                         Northstar Life Insurance Company.(1)

27(h)(3)                 Participation Agreement among Variable Insurance
                         Products Fund, Fidelity Distributors Corporation and
                         Northstar Life Insurance Company.(1)

27(h)(4)                 Participation Agreement amount Variable Insurance
                         Products Fund II, Fidelity Distributors Corporation and
                         Northstar Life Insurance Company.(1)

27(h)(5)                 Fund Shareholder Services Agreement between Northstar
                         Life Insurance Company and Securian Financial Services,
                         Inc.(1)

27(i)                    Administrative Services Agreement.(1)

27(j)                    Not Applicable.

27(k)                    Legal opinion and consent of Jones & Blouch L.L.P.

27(l)                    Not Applicable.

27(m)                    Not Applicable.

27(n)                    Consent of KPMG LLP.

27(o)                    Not Applicable.

27(p)                    Not Applicable.

27(q)                    Not Applicable.

27(r)                    Northstar Life Insurance Company - Power of Attorney to
                         Sign Registration Statements.



(1) Incorporated by reference to the Registrant's Registration Statement on Form N-6 filed August 8, 2002.